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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                       UNDER SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               MEDSOLUTIONS, INC.
                     (f/k/a ENVIROCLEAN INTERNATIONAL, INC.)
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

                           Texas                                                    75-2531556
-----------------------------------------------------------       ---------------------------------------------
       (State or other jurisdiction of incorporation                 (I.R.S. Employer Identification Number)
                      or organization)

            12750 Merit Drive--Park Central VII
                         Suite 770
                       Dallas, Texas                                                    75251
-----------------------------------------------------------       ---------------------------------------------
         (Address of principal executive offices)                                    (Zip Code)


                      (972) 931-2374
-----------------------------------------------------------
                       Issuer's Telephone Number

Securities to be registered pursuant to Section 12(b) of the Act:

                    Title of each class
                    to be so registered

                           None
--------------------------------------------------------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                    (Title of each class to be so registered)


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                                                 TABLE OF CONTENTS

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PART I

Item 1.  Business................................................................................................1

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations..................19

Item 3.  Properties.............................................................................................25

Item 4.  Security Ownership of Certain Beneficial Owners and Management.........................................26

Item 5.  Directors and Officers of Registrant...................................................................27

Item 6.  Executive Compensation.................................................................................29

Item 7.  Certain Relationships and Related Transactions.........................................................30

Item 8.  Description of Securities..............................................................................32

PART II

Item 1.  Market for Registrant's Common Stock and Related Shareholder Matters...................................35

Item 2.  Legal Proceedings......................................................................................36

Item 3.  Changes in and Disagreements with Accountants..........................................................36

Item 4.  Recent Sales of Unregistered Securities................................................................36

Item 5.  Indemnification of Directors and Officers..............................................................36

PART F/S.......................................................................................................F-1

PART III.....................................................................................................III-1

Item 1.  Index to Exhibits...................................................................................III-1
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SAFE HARBOR REGARDING FORWARD LOOKING STATEMENTS

This Form 10SB contains forward-looking statements. These statements relate to future events or our future financial performance. You should exercise extreme caution with respect to all forward looking statements contained in this Form 10-SB. Specifically, the following statements are forward-looking:

         o statements regarding our overall strategy for deploying our proprietary technology, including without limitation our intended markets and future products;

         o        statements regarding our research and development efforts;

         o statements regarding the plans and objectives of our management for future operations, the production of products, including those incorporating our technology and the size and nature of the costs we expect to incur and the people and services we may employ;

         o statements regarding our competition or regulations that may affect us;

         o statements regarding our ability to compete with third parties;

         o any statements using the words "anticipate," "believe," "estimate," "expect," "intend," "may," "will," "should," "would," "expect," "plan," "predict," "potential," "continue" and similar words; and

         o        any statements other than historical fact.

Forward-looking statements reflect the current view of management with respect to future events and are subject to numerous risks, uncertainties and assumptions, including without limitation, those listed in "Risk Factors." We can give no assurance that such expectations will prove to be correct. Should any one or more of these or other risks or uncertainties materialize or should any underlying assumptions prove incorrect, actual results are likely to vary materially from those described in this Form 10-SB. There can be no assurance that the projected results will occur, that these judgments or assumptions will prove correct or that unforeseen developments will not occur. We are under no duty to update any of the forward-looking statements after the date of this Form 10-SB.

                                     PART I

ITEM 1. BUSINESS

GENERAL

         MedSolutions, Inc. ("we," "us," "MSI" or the "Company"), is a Texas corporation which was organized on November 11, 1993. The Company was originally organized for the purpose of developing, designing and manufacturing a patented solid waste treatment technology, the EnviroClean(R) Thermal Oxidation System (sometimes we will refer to it as the "EnviroClean(R) System"), for the destruction of regulated medical and other specialized waste streams generated by the medical, commercial and industrial business communities in an environmentally sound manner. We believe that we have a unique and effective thermal oxidation process which, with sufficient capital, can be modified and successfully marketed and can be applied in the destruction of a wide variety of specialized waste streams. However, due to the lack of sufficient capital to modify the EnviroClean(R) System, reduce its manufacturing cost, reduce its operating costs and successfully market the EnviroClean(R) System, and the ability to generate significant revenue from the sale of EnviroClean(R) Systems, we have discontinued our efforts to manufacture and market the system and presently conduct our waste management and destruction operations without use of the EnviroClean(R) System. The Company, through its subsidiary, EnviroClean

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Management Services, Inc. ("EMSI"), is primarily engaged in medical waste management services which collects, transports and disposes of regulated medical waste from a variety of healthcare customers and operates a permitted medical waste incineration plant in Galveston, Texas, and a facility in Garland, Texas which is permitted as a medical waste incineration and transfer facility, but which is currently used only for waste collection and transfer. We intend to expand our operations, primarily through acquisitions, to engage in other medical related service businesses, including cat scans, MRI and diagnostic studies, x-rays and the marketing and sale of durable medical equipment and other medical products and services for which our client base of doctors and medical facilities can be consumers. We employ 40 persons, all of which are full time employees. We maintain our principal offices at 12750 Merit Drive, Park Central VII, Suite 770, Dallas, Texas 75251.

BUSINESS BACKGROUND

         Although we were established for the purpose of developing, manufacturing and marketing of the EnviroClean(R) System, our success in that regard has been marginal and we have not produced significant revenue or any profit from such activity. Lack of funds for the development, modification and marketing of the EnviroClean(R) System, coupled with the general lack of acceptance and demand, and the cost of production and operation of the product contributed to the disappointing results experienced by us regarding the EnviroClean(R) System.

         In 1995, we organized EnviroClean Management Services, LLC ("EMS"), which was incorporated in 1996 as EMSI, as a medical waste management service company to service primarily medical waste generators, including hospitals, clinics, doctors offices and a variety of other regulated medical waste generators. EMSI, from which the Company derives virtually all of its revenue, collects, transports and destroys medical waste and has two facilities; one located in Garland, Texas, which serves the North Texas area in connection with waste collection, transportation and transfer and one located in Galveston, Texas, which services customers located in southern Texas, primarily in the Houston area. The Galveston facility collects, transports and destroys medical waste and is owned by the University of Texas Medical Branch at Galveston, Texas ("UTMB"). Neither of these facilities currently utilize the EnviroClean(R) System; however, an EnviroClean(R) System is installed in Garland, Texas, and has been operational in the past.

         We have determined to revise our business strategy and business plan for which our client base of doctors and medical facilities can be consumers and to explore opportunities in other environmental and medical related service businesses in addition to expanding our present operations. To this end, at our shareholders meeting held on May 2, 2001, the shareholders, among other things: voted to change the name of the Company from EnviroClean International, Inc., the name approved by the shareholders in 1999 to MedSolutions, Inc., increase the number of shares of preferred stock authorized by the Company from 5,000,000 to 100,000,000; and elect three new directors.

ENVIROCLEAN(R) THERMAL OXIDATION SYSTEM

         THE ENVIROCLEAN(R) SYSTEM. In 1994, we created our patented EnviroClean(R) System, a method of incinerating medical waste at the customer's site or conveniently nearby.

         SALES. In 1994, we entered into an agreement with Intercontinental Manufacturing Company ("IMCO"), a company capable of large scale production of the EnviroClean(R) System, in a joint effort to build a prototype and market the completed EnviroClean(R) System. As amended, the agreement grants IMCO the exclusive right to manufacture the EnviroClean(R) System and the exclusive right to market the

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EnviroClean(R) System to the U.S. Department of Defense, its subsidiary agencies, and certain foreign governments. In exchange, we are entitled to a royalty for each EnviroClean(R) System sold by the manufacturer. With respect to the original design and manufacture of seven EnviroClean(R) Systems, we had remaining financial obligations to the manufacturer under the agreement, which the manufacturer agreed to convert into equity of the Company in June, 2001. Without significant financial resources to undertake and complete significant modifications to the EnviroClean(R) System, we do not believe the system can be marketed on a profitable basis.

         In June 1995, we entered into a joint venture with a private company in Mexico and a large, publicly-held Mexican company for the purpose of acquiring EnviroClean(R) Systems and providing medical waste management services in Mexico. We own a 33% interest in the joint venture. The joint venture purchased a total of five EnviroClean(R) Systems; however, due to the extensive capital contributions which were required to keep the joint venture in operation, our limited resources and changes in the Mexican regulatory environment, we and the other joint venture participants decided not to invest additional capital in the venture and only one of the Mexican joint venture facilities remains in operation. As a result, in 1999, although we had not abandoned our interest in the joint venture, we wrote off our investment in the venture.

         In 1996, we sold an EnviroClean(R) System to EMS for operations in Garland, Texas. We subsequently acquired EMS, and in June 1998 we determined that it was not economically feasible to operate the Garland facility, in part due to the expense of needed modifications to the EnviroClean(R) System which were estimated at approximately $300,000 and recertification due to changing environmental laws, and waste incineration at the facility was idled, although it continues to function as a medical waste collection and transfer facility.

         From our inception, we have produced a total of seven EnviroClean(R) Systems, including the prototype. One of those units is owned by EMSI and five units were purchased by a joint venture in Mexico. The EMSI unit in Garland, Texas is not presently operating and, to the best of our knowledge, only one unit in Mexico is still operational. We are presently disposing of waste utilizing an incineration facility owned by UTMB, which is unrelated to the EnviroClean(R) System technology. Without significant additional capital, we will not be in a position to modify, further develop, manufacture or market the EnviroClean(R) System. Since the system uses gas as a fuel, at the present cost of gas, without modification, the System may not provide a cost efficient method of waste disposal. We have no pending orders for the sale of any EnviroClean(R) Systems.

         TECHNICAL OPERATIONS. The EnviroClean(R) System operates as a modular unit at the waste destruction site where the waste is first loaded into a hopper which is located above a low speed, high torque shredder. The shredder slices paper, cloth, plastic, metal and metal cans and crushes glass objects into pieces that are less than one inch wide and just a few inches in length. Any liquids, along with the shredded materials will fall below the shredder where they are conveyed into the primary combustion chamber.

         Once inside the Primary Oxidation Chamber ("POC"), non-combustible materials such as glass and metal fall to the hearth below. Paper, plastic, cloth and other lighter combustible materials are propelled in the POC and are then instantly vaporized by the volatile gasses at temperatures up to 1800(degree) F. Turbulence inside the POC is maintained by a series of four tangentially aimed burners. Their combined effect is the creation of a cyclonic, spiraling action. This spiraling effect increases the amount of time that infectious materials are entrained, thus ensuring absolute destruction. Additional air is added through the flame train to enhance combustion. The combination of high temperature, turbulence and


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excess air dramatically converts the waste for ultimate consumption within seconds. Ash and noncombustible products remaining in the primary chamber are rendered sterile and unrecognizable before they fall to the hearth floor and are systematically removed by a continuous ash removal system. The vaporized gases then pass into the Secondary Oxidation Chamber ("SOC"). Temperature, time and turbulence in both the POC and SOC meet or exceed state and/or federal regulations to ensure proper destruction. Due to the modular design of the EnviroClean(R) System, changes in regulations which require modification of operating parameters can be handled by the purchase and installation of retrofit components.

         Exhaust gases leaving the SOC are rapidly quenched in order to reduce temperature and to ensure proper capture of molecular level elements. A "Wet Scrubber System" (the "Scrubber") is used to ensure that products of incomplete combustion or other particulate materials not consumed in the POC or SOC are captured by the Scrubber, and if necessary are clean enough for disposal into the Public Owned Treatment Works. The cleaned air is then pulled out of the Scrubber into the atmosphere at a temperature of approximately 150(degree) F. Once the waste has bEEN shredded, the processing time for the waste from the primary combustion chamber to scrubber exhaust is approximately 8-10 seconds.

ACQUISITIONS AND CORPORATE BACKGROUND

         ENVIROCLEAN MANAGEMENT SERVICES, LLC. In 1995, we organized EMS, formerly known as EnviroClean Medical Services, LLC to engage in the medical waste collection and transportation business. EMS owned the Garland facility and was the Manager of BCS and SAA, described below. EMS acquired BCS and SAA (defined below), and was, in turn, acquired by us in April 1996.

         BCS WASTE MANAGEMENT, LLC ("BCS"). BCS was organized in 1995 to purchase and operate an EnviroClean(R) System in Bryan/College Station, Texas. In 1996, BCS was acquired by EMSI. The EnviroClean(R) System in Bryan/College Station was not purchased. (See SEC Inquiry.)

         SAA MANAGEMENT SERVICES, LLC ("SAA"). SAA was organized in 1995 to purchase and operate an EnviroClean(R) System in San Antonio, Texas. In 1996, SAA was acquired by EMSI. The EnviroClean(R) System in San Antonio was not purchased. (See SEC Inquiry.)

         BMI SERVICES, INC. ("BMI"). BMI, a medical waste and transportation management company, was acquired by EMSI in April 1996. BMI was based in Houston, Texas and was one of the largest transporters of medical waste in Texas. We acquired our primary waste transportation business and the UTMB arrangement through the BMI acquisition.

         ENVIROCLEAN MANAGEMENT SERVICES, INC. EMSI was formed by us in February 1996 as a consolidation vehicle for the merger or acquisition of EMS, SAA, BCS, and BMI, and remains our primary operating subsidiary. In January 1998, we exchanged shares of Common Stock to acquire 667,375 shares of EMSI from other shareholders. This transaction gave us a controlling interest of approximately 51.3% of EMSI. In December 1998, we offered to exchange one of our shares for each share of EMSI still outstanding. As a result, we acquired sufficient shares to give us 96.1% of EMSI's stock. Since then we have acquired additional shares and now own substantially all of the shares of EMSI.


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BUSINESS EXPANSION

         We intend to broaden the market areas in which we will become involved by expanding into other environmental and medical related service businesses, including medical imaging, cat scans, MRI and diagnostic studies, x-rays and the marketing and sale of durable medical equipment, and other medical products and services for which our client base of doctors and medical facilities can be consumers. We intend to expand into these new markets primarily through acquisitions. Without the financing contemplated by the LBCG Agreement, discussed below, it is doubtful that we will achieve these goals. Even if the financing contemplated by the LBCG Agreement is successful, there is no assurance that we will achieve these goals or that our efforts in that regard will produce revenue or profit.

COLLECTION AND TRANSPORTATION

         We collect, transport, and arrange for the destruction of over one million pounds per month of medical and special waste primarily from hospitals, clinics, and doctors offices. We believe that this provides a strong foundation in the medical and special waste management industry and that significant opportunities exist to expand this business and continue providing services for dental offices, veterinarians, pharmaceutical companies, retirement homes, and medical testing laboratories. We also believe that our present business and client base provide the opportunity to expand into other medical related service businesses.

         We have over 800 medical waste disposal agreements with customers for the collection of their medical waste and an agreement with one disposal facility to destroy their medical waste. During 2000, UTMB accounted for approximately 33.8% of our revenue, Spohn Hospital System approximately 8.3% and Trinity Mother Frances Hospital approximately 7.0%. The loss of any of these sources of revenue could have a material adverse effect on our operations and could materially impact our ability to be profitable.

         We use a state of the art software system in every phase of our operations which enables us to closely track all waste through the collection, transportation and destruction process as well as provide complete manifests and invoices for each individual customer account.

         COLLECTION. We own and lease trucks that are specially equipped to handle regulated medical waste in accordance with applicable health and transportation regulations. The waste is packaged for transportation by the customers using plastic containers or boxes, bags and labels supplied by us in most cases, and is loaded on to our vehicles by our personnel. We must comply with strict packaging regulations for both waste containers and the transportation vehicles (see Regulation).


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         TRANSPORTATION. Once the waste is loaded, it is typically transported directly to the waste disposal site without any other transfers. Regulations mandate that we maintain strict control over the transportation, ensuring that medical waste remains secure and inaccessible. Further, we are required to follow specific procedures to respond immediately to any type of spill, leakage or other emergency that may occur during transportation. To date, we have not experienced any such incident (see Regulation-DOT Regulations).

DISPOSAL OPERATIONS

         We operate, manage, and maintain an incineration facility owned by UTMB, a component of the University of Texas System, which is an agency of the State of Texas. We use UTMB for disposal of waste streams that we collect and transport for our customers, and also for waste streams produced by UTMB.

         As part of EMSI's acquisition of BMI in 1996, BMI's contract to operate a 36 ton-per-day medical waste incineration facility at UTMB and to provide medical waste incineration services to UTMB was assigned to us. The agreement with UTMB became effective in December 1995 for a 60 month term and an extension for an additional sixty month period ending December 2005, has been executed by UTMB; however, we have not yet executed the extension agreement.

         Under the original agreement with UTMB, EMSI was required to pay UTMB: a monthly fixed facility usage fee of $15,000 on one medical waste incinerator; an additional usage fee of $750 per day on the second incinerator, as needed; a monthly variable fee based on the volume of medical waste processed at the facility for non-UTMB waste; and utility charges of the facility. Through December 8, 2000, EMSI was also responsible for repairs and maintenance costs of the facility up to a limit of $90,000. In return, EMSI received medical waste management fees from UTMB based on the quantity of waste processed. These fees were determined using a progressive rate schedule, which was adjustable quarterly, depending on the actual waste volume processed during the preceding quarter.

         Under the extension agreement with UTMB, the various fees we must pay to UTMB have been increased on a gradual per year basis which results in a fixed facility usage and maintenance fee of $17,500 per month in 2001 and graduates to a fee of $21,500 per month by the year 2005, a graduated capital renewal fee (to reimburse UTMB for a capital investment of approximately $1.2 million) ranging from $10,833 per month in 2001 to $23,681 per month in 2005 and a constant usage fee of $.005 per lb. based on the volume of medical waste processed at the facility for non-UTMB waste. We pay all utilities and are entitled to a variable credit for steam generated from the unit.

         In the past, at times, the UTMB incineration facility has experienced operational disruptions which have caused us to, from time to time, discontinue incinerator operations at the facility while appropriate repairs were made. During such discontinued facility use, we made arrangements for waste disposal with alternative vendors in order to continue our operations. The cost to us to use alternative vendors for disposal are usually higher than the costs of the use of the UTMB facility.

         In the future we intend to continue to use the UTMB incineration facility for the destruction of pathological, chemotherapy, animal research waste and other regulated medical waste. With respect to processing a majority of the regulated medical waste stream we manage, which excludes pathological, chemotherapy and animal research waste, we have made a refundable deposit of $5,000 to Sterile Technologies Industries, Inc, ("STI") in order to purchase one of its Chem-Clav System Sterilization


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Systems (the "Chem-Clav System") at a cost of approximately $450,000. The
Chem-Clav System employs an environmentally safe process which renders waste sterile, unrecognizable and unusable. The Chem-Clav System treats regulated medical waste (other than pathological, chemotherapy and animal research waste) in sealed containers and incorporates negative air pressure and high efficiency particulate air filtration to eliminate pathogens and allow for shredding of waste and uses steam to render the waste unrecognizable and unusable. A chemical process is employed and acts as a deodorant for the waste steam. STI has advised us that each Chem-Clav System can process a minimum of 1,000 lbs. of waste per hour. We intend to place this system at our Garland, Texas facility. UTMB is also in the process of evaluating the Chem-Clav System for use as an augmentation to the Galveston, Texas incineration systems. We believe these installations will help us reduce our processing costs.

FINANCIAL CONDITION

         We were a development stage company from 1993 through 1996, and our expenses have exceeded our revenues. Thus, we incurred losses in all fiscal years of operation, including 2001. Net losses were $2,473,923, for the fiscal year ended December 31, 2000, compared to a net loss of $3,511,771 for fiscal year ended December 31, 1999. In addition, we have not filed our federal income tax returns for the years ended December 31, 1999, or 2000; however, we do not believe we have any federal income tax due although we do owe delinquent federal payroll withholding taxes. In addition, we have significant long-term obligations (see "Management's Discussion and Analysis of Financial Condition and Results of Operation" below and the accompanying Audited Financial Statements and Footnotes to such Financial Statements).

FUTURE FUNDING AGREEMENT WITH LILLY BETER CAPITAL GROUP, LTD.

         On October 31, 2000, we entered into a Firm Commitment Agreement (the "LBCG Agreement") with Lilly Beter Capital Group, Ltd. ("LBCG") whereby LBCG agreed to assist us in raising $5,000,000 of equity and to provide services to us with respect to the raising of a minimum of $15,000,000 and a maximum of $20,000,000 of tradable low grade high yield 10-year bonds. Pursuant to the terms of the LBCG Agreement we are required to provide the costs and expenses associated with both the equity and debt offerings in an amount not to exceed $850,000. Pursuant to the LBCG Agreement, we deposited funds in the amount of $500,000 with LBCG to defray the costs of administrative expenses. Of these funds, $300,000 was paid to LBCG and we then borrowed $200,000 with the approval of LBCG for working capital.

         LBCG's obligations under the LBCG Agreement are conditioned upon a number of factors and requirements including the following:

         o an increase in our Board of Directors to nine directors including a director selected by LBCG (Lilly Beter was elected as a Director on May 2, 2001);

         o the right of first refusal granted to LBCG with respect to additional financing in excess of $5,000,000;

         o our indemnification of LBCG and its affiliates with respect to certain claims or liabilities;

         o the completion by us of an acquisition or acquisitions that are acceptable to LBCG;

         o our meeting of certain projections of pro forma financial statements agreed upon by LBCG and us;

         o our filing of a Form 10-SB with the United States Securities and Exchange Commission (the "SEC") with respect to our common stock, par value $.001 per share (the "Common Stock"); and

         o other factors, many of which are not within our control, such as market conditions and successful implementation of a market for our Common Stock following the filing of the Form 10-SB.

         Neither we nor LBCG can provide any assurance that the contingencies will be met, that the financing contemplated by LBCG Agreement will be consummated or that a public market for our Common Stock will develop even if the LBCG Agreement is successful and we obtain the financing contemplated by the LBCG Agreement.

         Acquisitions we may consider, if successful, will allow us to modify our long term business strategy, which we believe will provide the building blocks for a revised business plan. The business


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strategy would include other environmental services and medical related services and would focus on selling a variety of products and services to the healthcare community.

INDUSTRY OVERVIEW

         Millions of tons of problem waste are generated daily by a myriad of industrial pharmaceutical, technological and health care organizations. As the quantities of problem waste and the diversity of specialized waste streams continue to increase, environmentally friendly, cost effective options for solving the problems associated with waste handling, transportation and destruction are becoming more difficult to find. No where have these complex problems before become more evident than in the regulated medical waste field.

         As the quantities of both medical and other specialized waste streams such as expired pharmaceuticals, food processing residuals, ancillary manufacturing and processing residues and defective consumer products continue to increase, environmentally friendly options for disposing of these wastes have declined. Increased public awareness of the environmental issues has led both the federal and state governments to place severe restrictions on how medical and problem waste generators can dispose of their waste materials.

         In the past is was commonplace in the United States for hospitals to destroy their medical waste in onsite incinerators. However, with new Environmental Protection Agency (the "EPA") and state air emission regulations, many hospitals have been forced to permanently close their onsite incinerators and find alternative waste treatment methods.

         In the U.S. market for 2000, approximately 80% of all medical waste was sent "offsite" for commercial treatment. This is a result of a number of business concerns including budgetary limitations, potential liability, incinerator non-compliance and other concerns related to onsite processing of medical waste. In addition to the business concerns, a concern is the risk of hospital personnel being exposed to contagious diseases when treating regulated waste. These factors, combined with the fact that existing and proposed regulations are making it extremely difficult to secure the required permits for both private and commercial destruction facilities, lends additional support to our belief that marketing conditions are advantageous for a fully integrated service concept utilizing state of the art waste treatment technology.

         Waste management issues confronting industrial, technological and pharmaceutical companies are similar to those now confronting the regulated medical sector. As evidenced by the tremendous shift toward "outsourcing," we believe that these sectors seek turnkey solutions to problems which are outside the scope of their expertise. In today's litigious society, manufacturers are faced with many issues associated with unauthorized use of defective products. There are also documented cases in which manufacturers generating special waste as a by-product of the manufacturing process have been subjected to multi-million dollar judgments from improper disposal of or exposure to that waste stream. In an effort to protect technological advantages, many high-tech and biotech companies that manufacture proprietary technologies are extremely cautious with waste residuals resulting from their production process. For example, Intel Corporation's silicon chip factory in Albuquerque, New Mexico, installed a multi-million dollar onsite incineration facility to ensure that no factory residuals ever leave the premises. These concerns have also led to a demand for a technology that can destroy these varied waste streams onsite or at a dependable special waste management company to outsource these wastes streams in a cost effective manner.


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COMPETITION

         There are several medical waste management companies operating in the state of Texas and the surrounding region, and the market is highly competitive. Our two primary competitors are large, publicly traded corporations with regional and national businesses. These companies provide a variety of services other than collection, transportation and destruction. As such, these competitors have a broader scope of business and substantially greater financial and other resources than we possess.

         American 3CI Complete Compliance Corporation ("American 3CI") is one of the largest medical waste management companies in the southwest. American 3CI operates two company owned facilities in Springhill, Louisiana and Birmingham, Alabama. American 3CI has a large percentage of its waste accounts under contract in Texas but does not have a treatment facility in Texas. American 3CI's majority shareholder is owned by Stericycle, Inc. ("Stericycle").

         In 1999, Stericycle completed its acquisition of Browning Ferris Industries' ("BFI") medical waste division from Allied Waste for $400+ million, making Stericycle the largest medical waste management company in the United States utilizing a proprietary electro-thermal deactivation ("ETD") process in a multi-regional strategy. By utilizing their ETD process, Stericycle is able to recycle or reuse a portion of the plastics within the regulated medical waste stream. However, Stericycle primarily utilizes incineration and autoclave technologies which were acquired to process a majority of the waste stream.

         We believe that we can successfully compete with these companies by concentrating our operations in Texas, reducing the costs of waste disposal services to customers to an amount below that of our competitors by reducing our costs, and expanding through acquisitions, to provide our customer base, particularly doctors, with other medical services, including cat scans, MRI, and diagnostic studies, x-rays and the marketing and sale of durable medical equipment and supplies.

         The medical services industry is highly competitive and the companies currently engaged in that industry have greater resources and experience than we do. We have not yet completed our detailed business plan and are still in the process of evaluating the business and operational aspects and risks of undertaking this strategy. We have therefore not fully developed a plan as to how best to address the initial competitive disadvantage under which we may enter this industry.

PATENTS AND TRADEMARKS

         On October 28, 1997, the U. S. Patent and Trademark Office issued Patent 5,680,820 for a "Solid Waste Handling and Conveying Apparatus." On March 24, 1998 the U.S. Patent and Trademark Office issued Patent 5,730,072 for "Combustion in an Oxygen Rich Environment." Additionally, we received a "Certificate of Registration" from the U. S. Patent and Trademark office for the "EnviroClean" name. In 1999 we wrote down the value of these patents and the trademark to -0-.

SEC INQUIRY

         In February 1997, we were informed that the SEC, through its Fort Worth, Texas, District Office initiated a non-public investigation of the broker/dealer engaged by us for our private placements which related to the offer and sale of certain securities by us and related entities.

         The SEC expressed concern with respect to: (i) the use of investor funds; (ii) the risks and return associated with the investment; (iii) the past performance of the entities described above; and (iv) the identification of controlling parties of the entities. As part of that investigation, we received subpoenas requesting testimony and production of various documents and records. We provided testimony by certain of our officers and invited the SEC to review virtually all of our records and our operations.

         While we have not received further requests from the SEC for information since 1997, and no inference can be made as to the SEC's opinion regarding those offerings, favorable or unfavorable, we believe that all of the SEC's questions have been answered and concerns addressed. However, there can be no assurance that the SEC will not continue or reactivate its inquiry or that it will not take action against us or our officers.

REGULATION

         GENERAL FEDERAL REGULATION.

         We operate within the medical waste management industry, which is subject to extensive and frequently changing federal, state and local laws and regulations. This statutory and regulatory framework imposes compliance burdens and risks on us, including requirements to obtain and maintain permits issued by governmental agencies.

         o PERMITS. The Company must obtain and keep in force government permits that must be periodically renewed and are subject to modification or revocation by the applicable regulatory authority.

         o REGULATIONS. We are also subject to regulations that govern the definition, generation, segregation, handling, packaging, transportation, treatment, storage and disposal of medical waste. We are also subject to extensive regulations designed to protect our employees from the hazards of medical waste.

         There are two general aspects to our business that are subject to regulation, incineration and transportation. Incineration burns medical waste at elevated temperatures and reduces it to ash. Incineration reduces the volume of waste, and it is the recommended treatment and disposal option for certain medical wastes, such as residues from chemotherapy procedures. Air emissions from incinerators can contain certain byproducts which are subject to federal, state and in some cases, local regulation. In some circumstances the ash byproduct of incineration may be regulated. As a result, it is expensive to permit and construct new facilities. Transportation of medical waste exposes employees to potentially infectious materials. As such, federal regulations have been imposed to minimize the risk of employees to infectious materials and provide uniform labeling and packaging of medical waste.

         There are at least four federal agencies that have authority over medical waste. These agencies are the EPA, Occupational Safety and Health Administration ("OSHA"), the U.S. Department of Transportation ("DOT") and the U.S. Postal Service. Our business, the way it currently is operated, is subject to regulations of the EPA, OSHA and DOT, but not of the U.S. Postal Service. These agencies regulate medical waste under a variety of statutes and regulations.

         In November 2000, we incurred $17,316 in connection with clean-up costs related to a caustic spill at the UTMB facility. In April, 2000, we incurred $85,976 in connection with clean-up costs of a stack discharge at the UTMB facility. In the fourth quarter of 1998, $31,240 was incurred for a similar discharge at the UTMB facility.

         CLEAN AIR ACT REGULATIONS. In August 1997, the EPA adopted regulations under the Clean Air Act Amendments of 1990 that limit the discharge into the atmosphere of pollutants released by medical waste incineration. These regulations required every state to submit a plan to the EPA for approval which meets minimum emission standards for these pollutants. We currently lease and operate one incinerator. This incinerator is owned by UTMB. UTMB currently has a permit on two incinerators. We have an agreement with UTMB, which permits us to operate one incinerator on an ongoing basis and operate the second incinerator if our monthly volume of waste so requires. We are responsible to operate the facility in accordance with UTMB's permit. We believe that we have and will continue to be in compliance with all federal and state permits regarding our operation of UTMB's incinerators. We believe that the UTMB incinerator has been maintained in compliance with all federal and state permits and that UTMB will maintain its permit on the incinerator.

         It is likely that the EPA will, in the future, impose stricter emissions standards. Stricter emissions standards could benefit us if the result is that hospitals and other waste generators increase or accelerate their use of outside medical waste treatment contractors like us. Stricter emissions standards could also have a material adverse effect on us to the extent that UTMB incurs increased costs to bring its own incinerators into compliance with the more stringent standards. We may then face price increases for the use and operation of the UTMB facility as well as increased costs for maintenance and repair. We might also face price increases for treatment of medical waste that we deliver to other parties for processing.

         OCCUPATIONAL SAFETY AND HEALTH ACT OF 1970. The Occupational Safety and Health Act of 1970 authorizes OSHA to issue occupational safety and health standards. Unlike the EPA regulations which are designed to control medical waste, OSHA regulations are designed to minimize the exposure of employees to hazardous work environments, in particular the reduction or elimination of occupational bloodborne infections. Due to our business of collection, transportation and final disposal of medical waste, our employees may be exposed to potentially infectious materials. Our employees are exposed to this waste only after it has been packaged for transport; therefore, the greatest potential for occupational exposure is through needle sticks from sharps not properly packaged or sealed and spillage from improperly packaged fluids. Our packaging and handling practices, including reliance on mechanical waste handling, as well as state and federal packaging requirements, substantially reduce the potential exposure. Various standards apply to certain aspects of our operations. These regulations govern, among other things, exposure to bloodborne pathogens and other potentially infectious materials, lock out/tag out procedures, medical surveillance requirements, use of respirators and personal protective equipment, emergency planning, hazard communication, noise, ergonomics and forklift safety.

         Our employees are required by our policy to receive new employee training, annual refresher training and training in their specific tasks. As part of our medical surveillance program, employees receive pre-employment physicals, including drug testing, annually-required medical surveillance and exit physicals. We also subscribe to a drug-free workplace policy.

         RESOURCE CONSERVATION AND RECOVERY ACT OF 1976. The Resource Conservation and Recovery Act of 1976 ("RCRA") relates to hazardous waste, as opposed to medical waste. In 1976, Congress passed the RCRA as a response to growing public concern about problems associated with the handling and disposal of solid and hazardous waste. RCRA required the EPA to promulgate regulations identifying hazardous wastes. RCRA also created standards for the generation, transportation, treatment, storage and disposal of solid and hazardous wastes. These standards included a documentation program for the transportation of hazardous wastes and a permit system for solid and hazardous waste disposal facilities. Medical wastes are currently considered non-hazardous solid wastes under RCRA. However, some substances collected by us from some of our customers, including photographic fixer developer solutions, lead foils and dental amalgam, are considered hazardous wastes.

         We use landfills operated by parties unrelated to us for the disposal of treated medical waste from the UTMB facility and for the disposal of incinerator ash. At the incineration facility, we test ash from the incineration process to determine whether it must be disposed of as hazardous waste. We employ quality control measures to check incoming medical waste for specific types of hazardous substances. Our customer agreements also require our customers to exclude different kinds of hazardous substances or radioactive materials from the medical waste they provide us. Following treatment and testing, most waste from the UTMB facility is disposed of as nonhazardous waste.

         DOT REGULATIONS. DOT has placed regulations into effect under the Hazardous Materials Transportation Authorization Act of 1994, which require us to package and label medical waste in compliance with designated standards, and which incorporate bloodborne pathogens standards issued by OSHA. Under these standards, we must, among other things, identify our packaging with a "biohazard" marking on the outer packaging, and our medical waste container must be sufficiently rigid and strong to prevent tearing or bursting and must be puncture-resistant, leak-resistant, properly sealed and impervious to moisture.

         DOT regulations also require that a transporter be capable of responding on a 24-hour-a-day basis in the event of an accident, spill, or release to the environment of a hazardous material. Our drivers are trained on topics such as safety, hazardous materials, medical waste, hazardous chemicals and infectious substances. Our employees are trained to deal with emergency spills and releases of hazardous materials, and we have a written contingency plan for these events. Our vehicles are outfitted with spill control equipment and the drivers are trained in its use.

         COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT OF 1980. The Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") established a regulatory and remedial program to provide for the investigation and cleanup of facilities that have released or threaten to release hazardous substances into the environment. CERCLA and state laws similar to it may impose strict, joint and several liability on the current and former owners and operators of facilities from which releases of hazardous substances have occurred and on the generators and transporters of the hazardous substances that come to be located at these facilities. Responsible parties may be liable for substantial site investigation and cleanup costs and natural resource damages, regardless of whether they exercised due care and complied with applicable laws and regulations. If we were found to be a responsible party for a particular site, we could be required to pay the entire cost of the site investigation and cleanup, even though other parties also may be liable. This result would be the case if we were unable to identify other responsible parties, or if those parties were financially unable to contribute money to the cleanup.

         STATE AND LOCAL REGULATION. We currently conduct all of our business in Texas. At some point in the future, we may conduct business in other states. Other states have different regulations regarding medical waste, medical waste transport and medical waste incineration. If at any time, we expand our business to other states, we believe, because of the stringent standards applicable in Texas, that costs to bring our business into compliance with the regulations of other states will be minimal.

         MEDICAL WASTE. The Texas Department of Health retains authority to define what waste will be regulated and how it may be treated. These rules, which were updated in December 1994, can be found in Title 25 Texas Administrative Code ("TAC") Sections 1.131-1.137. Under Texas law, the term "special waste from health-care facilities" ("SWFHCRF") is used to define medical waste regulated by state agencies. Only five categories of waste are regulated:

         o        animal waste from animals intentionally exposed to pathogens;

         o        bulk human blood and blood products;

         o        pathological waste;

         o        microbiological waste; and

         o        sharps.

The criteria for selection of these categories were based primarily on environmental concerns rather than occupational concerns. A chain of events is necessary to produce disease from contact with medical waste. The items selected for regulation were deemed to have the highest potential for disease production provided all of the required events took place. Sharps, due to their inherent ability to provide a portal of entry, must be managed properly regardless of their contamination status.

         TRANSPORTATION OF MEDICAL WASTE. Subchapter Y, 30 TAC
Section 330.1001-1010 defines rules for medical waste management, disposal, transportation, collection and storage. These rules were also updated in December 1994. The responsibility for these regulations rests with the TNRCC's Office of Waste Management. Under Subchapter Y, the Texas Natural Resource Conservation Commission ("TNRCC") regulates and registers transporters of medical waste by, among other things, requiring specific documentation of transportation of all medical waste. Currently, the Company is a registered medical waste transporter. The registration is subject to annual renewal, and though we believe the we are in compliance with all of the statutory guidelines, there is no guarantee that the TNRCC will continually grant renewal registration to us.

         TREATMENT OF MEDICAL WASTE. Approved methods of treatment of SWFHCRF can be found in Title 25 TAC Section 1.133. There are currently six approved treatment methods:

         o        Steam disinfection;

         o        chlorine disinfection/maceration;

         o        chemical disinfection;

         o        moist disinfection;

         o        thermal inactivation; and

         o        incineration.

Our current, and only, method of treatment of medical waste is incineration. Approval from the Office of Air Quality of the TNRCC is required for incineration processes. Currently, we lease and operate one incinerator from UTMB which is properly licensed by the TNRCC (see CLEAN AIR ACT REGULATIONS of this document).

         PERMITS; SUMMARY

         Currently, the waste we transport and dispose of is considered medical waste and incineration is an appropriate method of disposal and the incinerator we operate meets the minimum standards for operation. However, there is no guarantee that all waste collected from customers will qualify as medical waste, that incineration will continue to be an appropriate method of disposal or that the standards for the operation of incinerators will not change. Failure of any of the foregoing could have a material adverse effect on our business.

         We are responsible for complying with the maintenance obligations pursuant to numerous governmental permits and licenses owned by us or under which we conduct our business. We are responsible to comply with permits maintained by others. These permits include:

         o transport permits to EMSI for solid waste, medical waste and hazardous substances;

         o        permits to EMSI and UTMB to operate treatment facilities;

         o        permits to EMSI and UTMB to operate transfer stations;

         o permits governing discharge of sanitary water and registration of equipment under air regulations (EMSI's in Garland and UTMB in Galveston);

         o        approvals to EMSI for the use of EnviroClean(R) System; and

         o        various business operator's licenses.

We believe that we are currently in compliance in all material respects with our permits and applicable laws and regulations.

         The medical services industry into which we are intending to expand may be subject to significant state and federal governmental regulation. We are still in the process of evaluating the business and operational risks associated with this business, including the effect of any such regulations on our ability to compete successfully.

REPORTS TO SECURITY HOLDERS

         Prior to the filing of this Form 10-SB, we have not been obligated to file quarterly or annual reports with the SEC. Upon effectiveness of this Form 10-SB, we will be obligated to file those reports with the SEC. The public may read and copy any material filed with the SEC at the SEC's Public Relations Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and/or obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, we will become an electronic filer and as such, all items filed by us with the SEC which contain reports, information statements, and other information regarding issuers that file electronically with the SEC, will be available at the SEC's website. That site is available at http://www.sec.gov. We also maintain an Internet site which contains information about us. The site is available at http://www.aes-enviroclean.com.

RISK FACTORS

         BECAUSE WE HAVE NO PRIOR EXPERIENCE IN OTHER MEDICAL RELATED SERVICE BUSINESSES, OUR PLANS FOR EXPANSION MAY NOT BE SUCCESSFUL.

         We were organized in November, 1993, and although we have a history of operations in the medical waste management industry, we have no history of operations in other medical related products and service businesses. We are a fairly new enterprise and are in the process of marketing our products or services and may encounter unusual or unexpected problems which we may not be successful in resolving. In addition, we intend to expand our operations into other medical related service businesses, including the marketing of medical imagery, cat scans, MRI and diagnostic studies, x-rays, durable medical equipment and other medical related services. We have little experience in these areas and we are still in the process of evaluating the business and operational risks of undertaking these activities. We may encounter unanticipated, unusual and unexpected risks and problems in developing this new area of business, which could adversely affect us, our operations, revenue and ability to obtain a profit.

         UNLESS WE CAN REVERSE OUR HISTORY OF LOSSES, WE MAY HAVE TO DISCONTINUE OPERATIONS.

         Our expenses have historically exceeded our revenues and we have had losses in all fiscal years of operation, including those in fiscal years 1994 through 2000, and the losses are projected to continue in 2001. Our net losses were $2,473,923, $3,511,771, and $2,612,408 for fiscal years ended 2000, 1999 and 1998 respectively. We have been concentrating on the development of our products and business plan. Our management believes that we can be profitable and that our business plan will be successful, however there is no assurance that we will be successful in implementing our business plan or that we will be profitable now or in the future. If we are unable to achieve or sustain profitability or if operating losses increase in the future, we may not be able to remain a viable company and may have to discontinue operations.

         BECAUSE OF OUR HISTORY OF NEGATIVE CASH FLOW, WE WILL NEED, BUT MAY BE UNABLE TO OBTAIN, ADDITIONAL CAPITAL.

         If our negative cash flow operations continue, we will be required to seek additional financing. Additionally, we will require additional financing to continue operations and implement our business plan. If we are unable to obtain additional financing, on reasonable terms or at all, we will not be able to expand, develop our products or respond to favorable acquisition opportunities and may be forced to curtail or discontinue existing activities. If we complete the equity financing planned by LBCG and obtain additional financing through the issuance of additional equity securities, present shareholder's investment will be diluted. If we complete the debt offering planned by LBCG, it will be subject to many risks, including the possibility of having insufficient cash flow for debt repayment. Historically, we have augmented our revenue from operations through the issuance of equity securities and borrowings. In the event that losses continue and, for whatever reason, the financing contemplated by LBCG does not occur, there can be no assurance that we will be able to obtain additional financing whether equity or debt. If we incur additional indebtedness, we will be subject to many risks, including the possibility of having insufficient cash flow for debt repayment.

         UNLESS WE PAY OR SETTLE A LITIGATION JUDGEMENT AGAINST US, WE MAY BE SUBJECT TO COLLECTION EFFORTS.

         We, along with certain of our officers and directors, were named as defendants in a lawsuit in North Carolina in 1998. Because of the failure to produce timely discovery, our answer was stricken and a default judgment was rendered against all defendants, including us, on a joint and several liability basis. Our appeals were unsuccessful and a judgement in the amount of $315,493.50, plus interest, against us has now become final. During the litigation we posted a bond in the amount of $354,708.17. We have been notified by the bonding company that if the judgment is not paid, the bonding company will be forced to pay the judgment and will seek indemnification against us. We intend to negotiate with the plaintiffs regarding a payment plan but we cannot assure that such negotiations will be successful. If negotiations are unsuccessful and we do not pay the judgment, the plaintiffs or the bonding company will commence collection procedures against us for the amount of the judgment. Such proceedings could endanger our assets and ability to continue operations. Payment of the judgment by us will significantly reduce cash available for continuing operations.

         UNLESS WE SUCCESSFULLY CONCLUDE AN ACQUISITION ACCEPTABLE TO LBCG, OUR FINANCING AGREEMENT WITH LBCG MAY NOT BE CONSUMMATED.

         The consummation of the LBCG Agreement is conditioned upon the completion of a strategic acquisition to increase our revenue. We entered into agreements to acquire certain assets which make up the business of EPR, Inc., which in turn had the right to acquire certain assets of Simatek Holdings A/S that were to be assigned to us. However, negotiations regarding the acquisition of EPR, Inc. have been abandoned. Any acquisitions which we may pursue will be subject to a number of contingencies and may require the payment of substantial consideration in the form of stock or cash. If an acquisition acceptable to LBCG or any other acquisitions are not completed, our financial position is unlikely to improve in the near term and will make our ability to survive more unlikely in both the short and the long term. We have outstanding debt and may not be able to generate sufficient revenue or otherwise finance debt repayment.

         We have outstanding liabilities and debt of approximately $3,953,963 at March 31, 2001. Our current rate of revenue may be insufficient to enable us to repay our debt upon maturity. In the event that we cannot generate sufficient revenue, the LBCG Agreement is not consummated, or we are unable to otherwise finance the repayment of our debt, we could be sued or face judgments against us which could result in a loss of assets and a discontinuation of operations.

         BECAUSE WE ARE SUBJECT TO GOVERNMENT REGULATION, OUR FAILURE TO COMPLY WITH SUCH REGULATIONS COULD EFFECT OUR OPERATIONS AND REVENUE.

         Governmental authorities may take future actions which could pose obstacles in the waste disposal industry and require methods or technology different from the methods currently developed or utilized by us. We are not able to predict the outcome of any such actions, controls, regulations or laws on our operations and any significant reduction in revenues due to such changes could result in operating income becoming insufficient to cover operating expenses.

         LOSS OF OUR EXECUTIVE OFFICERS AND KEY PERSONNEL COULD ADVERSELY IMPACT OUR BUSINESS.

         Our success will depend largely on the continuing efforts of our executive officers, including our CEO and President, Matthew Fleeger and Chief Financial Officer, Sam Hicks. Our business may be adversely affected if the services of those individuals become unavailable to us. In addition, increasing the sales volume of our services and the expansion into other medical related service businesses will require the implementation of a successful marketing plan. We will need to hire additional qualified staff to enable us to achieve market penetration. If we cannot successfully identify, attract, hire and retain additional personnel in a timely and effective manner, it would have a material adverse effect on our business, financial condition and results of operations by limiting our sales and decreasing revenue.

         BECAUSE WE HAVE HAD ONLY LIMITED SALES OF OUR PRIMARY PRODUCT, IT MAY NOT HAVE MARKET ACCEPTANCE.

         We have produced a total of seven EnviroClean(R) Systems , including the prototype. One of those units is owned by EMSI, a wholly owned subsidiary, and five units were purchased by a joint venture in Mexico. The EMSI unit in Garland, Texas, is not presently operating and to the best of our knowledge, only one unit in Mexico is operational. We are presently disposing of waste utilizing an incineration facility owned by UTMB, which is unrelated to the EnviroClean(R) System technology. Without significant additional capital, we will not be in a position to modify, further develop, manufacture or market the EnviroClean(R) System. Since the system uses natural gas as a fuel, at the present cost of gas, without modification, the system may not provide a cost efficient method of waste disposal. We currently have no pending orders for the sale of any EnviroClean(R) Systems.

         BECAUSE OUR COMPETITION HAS GREATER RESOURCES THAN WE DO, WE MAY BE AT A COMPETITIVE DISADVANTAGE.

         The medical/special waste disposal, medical related services and environmental services industries are extremely competitive. We will compete with a number of competitors offering similar technologies or services for the treatment of medical waste as well as those using similar or dissimilar technologies or products. Many of these competitors have significantly greater financial, advertising and marketing resources than us, which, without significantly greater financial resources, will place us at a competitive disadvantage.

         NEW TECHNOLOGY COULD MAKE OUR SYSTEM OBSOLETE.

         Development of new, improved waste destruction devices or methods may make our devices and/or methods obsolete, less competitive or require substantial capital outlays by us to purchase or license new technologies, if available. If we do not enhance and improve our products and services, our sales and financial results could be materially adversely affected.

         WE HAVE NOT CONDUCTED A MARKET ANALYSIS TO DETERMINE ACCEPTABILITY OF OUR SYSTEM.

         We have performed, to date, no scientific, empirical or other form of detailed market analysis or study to demonstrate the level of local or regional customer acceptance (if any) or need for our technology or services other than market studies provided to us by third parties and their subjective observations and conversations with potential customers. There is no assurance that we will be successful in the marketing of our product or services. Because only a few of our customers have accounted for a majority of our sales, loss of a customer could have a material adverse effect on our operations.

         During the year ended December 31, 2000, sales of our services to 22 customers represented approximately 81.8% of our total revenues including sales to UTMB, which amounted to approximately 33.8% of our total revenues. A loss of any of these customers could have a material adverse effect on our revenues and operations and could limit our ability to achieve profitability.

         UNINSURED LOSSES COULD ADVERSELY IMPACT OUR BUSINESS.

         Our business plan is to acquire certain businesses and assets, and if successful, engage in other business opportunities which involve the handling of infectious medical waste, industrial waste, solid waste and engage in the medical related service businesses. We will also be manufacturing, selling and installing certain environmental products which could expose employees to certain health hazards and us to substantial liability if the products were found to be defective or improperly installed. If insurance is available and within our financial means, we intend to insure ourselves from potential risks. However, if insurance is not available, is available and beyond our financial means, or insurance is purchased but loss limits are not adequate to cover all liabilities then we would not be financially capable of paying a substantial judgment or claim against us which would place us in a financially adverse position or force us to cease operations.

         OUR BUSINESS IS CONDITIONED UPON OUR RECEIPT OF REGULATORY PERMITS.

         In order for us or our customers to operate in the medical waste management business, certain permits must be obtained from governmental authorities, including access to certain solid waste disposal sites. If we or our customers are not able to maintain or obtain the permits, then we may not be able to conduct our waste disposal operations or conduct such activities at the geographical locations originally planned.

         BECAUSE OUR STOCK IS NOT TRADED AND A MARKET MAY NOT DEVELOP, SHAREHOLDERS MAY NOT BE ABLE TO SELL THEIR SHARES.

         There is currently no public market for our Common Stock and one may not develop. Accordingly, owners of our Common Stock could be required to bear the economic risk of their investment for an indefinite period of time.

         BECAUSE OUR OFFICERS AND DIRECTORS ARE INDEMNIFIED AGAINST CERTAIN LOSSES WE MAY BE EXPOSED TO COSTS ASSOCIATED WITH LITIGATION.

         Our Articles of Incorporation and By-laws provide that our directors and officers will not be liable to us or to any shareholder and will be indemnified and held harmless, for any consequences of any act or omission by the directors and officers unless the act or omission constitutes gross negligence or willful misconduct. If our directors or officers become exposed to liabilities invoking the indemnification provisions, we could be exposed to additional unreimbursable costs, including legal fees. Extended or protracted litigation could have a material adverse effect on our cash flow.

         OUR MANAGEMENT CONTROLS SUFFICIENT SHARES OF OUR COMMON STOCK TO EXERCISE SIGNIFICANT INFLUENCE OVER SHAREHOLDER DECISIONS.

         Our management is able to exercise significant influence over all matters requiring shareholder approval, including the ability to elect majority of the board of and to approve or prevent the us from taking significant corporate actions requiring director and shareholder approval. The share control owned by management could prevent us from entering into transactions which could be beneficial to our shareholders and the interest of management could conflict with the interest of other shareholders.

         IF WE OBTAIN ADDITIONAL FINANCING, IT COULD DILUTE PRESENT
SHAREHOLDERS.

         We intend to seek additional financing to do an additional private placement or a public offering within the next twelve months and if we do so, then all of the then current existing shareholders and their stock holdings will be proportionately diluted.

          OUR AGGRESSIVE BUSINESS PLANS MAY PLACE SIGNIFICANT STRAIN ON OUR ASSETS.

          Our business strategy and aggressive expansion plans will place significant strain on the our management, working capital, financial and management control systems and staff. Our failure to properly respond to these needs by failing to maintain or upgrade financial and management control systems, failing to recruit additional staff or failing to respond effectively to difficulties encountered during expansion could adversely affect the our business, financial condition and results of operations. Although we believe that our management and financial systems and controls are adequate to address current needs and we are attempting to recruit and train additional staff, there can be no assurance that the our systems, controls or staff will be adequate to sustain future growth.

         WITHOUT EXPANSION IN OTHER ENVIRONMENTAL OR MEDICAL RELATED SERVICE BUSINESSES, OUR BUSINESS WILL LACK DIVERSIFICATION.

         We intend to expand our operations into other environmental or medical related service businesses, including medical imaging, cat scans, MRI and diagnostic studies, x-rays and the sale of durable medical equipment and other medical related products and services. However, we are currently engaged in the business of the transportation and destruction of medical waste and providing services for the handling of medical waste on behalf of our customers who generate such waste. As a result, our financial success is completely dependent upon our ability to successfully market our technology, products and services to potential customers, the success of our business strategy and the continued existence/viability of our waste destruction methods, technologies products and the services we provide customers in the handling of their waste and maintenance of their facilities. We believe that our business can be readily adapted to provide other medical related services but not without significant risk, cost and expense. If we are not successful in locating or operating these intended alternative businesses, it could have a material adverse effect on our ability to achieve profitability. Additionally, there is no assurance that we will have sufficient financial resources to implement any significant change in our business.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements and related Footnotes.

BACKGROUND

         We were incorporated in November 1993. We provide regulated medical waste management services, including collection, transportation and treatment services to our customers. We intend to extend our operations, primarily through acquisitions, to engage in other environmental or medical related service businesses, including medical imaging, cat scans, MRI and diagnostic studies, x-rays and the marketing and sale of durable medical equipment and medical supplies for which our client base of doctors and medical facilities can be consumers.

          Our revenues decreased from $3,071,343 in 1999 to $2,923,773 in 2000. We derive our revenues from services to two principal types of customers: (i) long-term care facilities, outpatient clinics, medical and dental offices, municipal entities and other smaller-quantity generators of regulated medical waste ("secondary waste generators"); and (ii) hospitals, blood banks, pharmaceutical manufacturers and other larger-quantity generators of regulated medical waste ("primary waste generators"). Substantially all of our services are provided pursuant to customer contracts specifying either scheduled or on-call regulated medical waste management services, or both. Contracts with "secondary waste generators" customers generally provide for annual price increases and have an automatic renewal provision unless the customer notifies us prior to completion of the contract. Contracts with hospitals and other "primary waste generators" customers, which may run for more than one year, typically include price escalator provisions, which allow for price increases generally tied to an inflation index or set at a fixed percentage. As of March 31, 2001, we served approximately 800 customers.

                                                        THREE MONTHS ENDED                   YEAR ENDED
                                                              MARCH 31                        DECEMBER 31
                                                       2001             2000            2000           1999
                                                  ------------    ------------    ------------    ------------
Revenues ......................................   $    886,899    $    796,853    $  2,923,773    $  3,071,343
Cost of revenues ..............................        866,276         594,748       2,731,095       2,550,451
                                                  ------------    ------------    ------------    ------------
Gross profit ..................................         20,623         202,105         192,678         520,892
Selling, general and administrative expenses ..        222,068         303,223       1,278,093       1,799,622
Equity in loss of TRADEM ......................           --              --              --           216,613
Impairment of facility and equipment ..........           --              --              --           527,454
                                                  ------------    ------------    ------------    ------------
Loss from operations ..........................       (201,445)       (101,118)     (1,085,415)     (2,022,797)
Depreciation and amortization .................         46,239          83,215         367,363         510,765
Interest expense ..............................         37,381          53,620         171,145         289,221


                                       19


Financing charge ..............................           --              --              --           233,000
Debt Conversion Expense .......................           --              --              --            95,988
Litigation provision expense ..................           --              --              --           360,000
                                                  ------------    ------------    ------------    ------------
Loss before extraordinary item ................       (285,065)       (237,953)     (1,623,923)     (3,511,771)

Extraordinary item-debt extinguishment expense            --              --           850,000            --
                                                  ------------    ------------    ------------    ------------
Net loss ......................................   $   (285,065)   $   (237,953)   $ (2,473,923)   $ (3,511,771)
                                                  ============    ============    ============    ============
Basic and diluted loss per common share:
         Before extraordinary item ............   $      (0.02)   $      (0.02)   $      (0.14)   $      (0.39)
         Extraordinary item ...................           --              --             (0.07)           --
                                                  ------------    ------------    ------------    ------------
         Net loss .............................   $      (0.02)   $      (0.02)   $      (0.21)   $      (0.39)
                                                  ============    ============    ============    ============
Weighted  average  common  shares used in basic
and diluted loss per share ....................     13,331,989      10,702,204      11,697,371       8,985,167
                                                  ------------    ------------    ------------    ------------

YEAR 2000 COMPARED TO 1999.

         REVENUES. Our revenues decreased $147,570, or 4.8% to $2,923,773 during the year ended December 31, 2000 from $3,071,343 during the year ended December 31, 1999. The decrease in revenue from 1999 was due to reduced volume of medical waste processed. In April of 2000, we reorganized our sales and marketing function and hired a new department head.

         COST OF REVENUES. Our cost of revenues increased $180,644 or 7.1% to $2,731,095 during the year ended December 31, 2000, from $2,550,451 during the year ended December 31, 1999. The increase was primarily due to higher transportation costs related to UTMB incinerator down-time offset by reduced container costs resulting from lower volume of waste processed.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Our selling, general and administrative expenses decreased $521,529, or 29.0% to $1,278,093 during the year ended December 31, 2000 from $1,799,622 during the year ended December 31, 1999. The decrease was attributable to a slight decrease in EMSI selling, general and administrative expenses in spite of increased costs of reorganizing our sales and marketing department and a substantial decrease in the expenses of the parent company. We reduced our total selling, general and administrative expenses by more than $500,000 in 2000 compared to 1999, including reductions in salaries of approximately $256,000, reducing rental expenses by approximately $66,000 by subleasing a portion of our corporate offices and reductions in virtually all other expense categories. Stock compensation included bonus shares for officers and employees totaling $250,000 in 2000 versus total stock compensation of $324,000 in 1999. Most of the remaining salaries in 2000 were accrued and unpaid.

         EQUITY IN LOSS OF TRADEM. The balance of the Company's equity investment in Tratamiento de De Sechos Medicos, S.A. de C.V. was written off in 1999. There was no comparable write off in 2000.

         IMPAIRMENT OF FACILITY AND EQUIPMENT. We provided a valuation allowance against the EnviroClean(R) SysteM located at our Garland, Texas facility and a valuation allowance to reflect the diminution of value of building improvements at the Garland facility in 1999 of $772,586, less certain accounts payable write-offs. There were no comparable allowances charged to expense in the year ended December 31, 2000.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization declined by $143,402, or 28.1% to $367,363 for the year ended December 31, 2000 from $510,765 for the year ended December 31, 1999. The decrease was due primarily to reduced depreciation expense related to the EnviroClean(R) System and building improvements at thE Garland facility for which a valuation allowance was provided during 1999.

         INTEREST EXPENSE. Our interest expense decreased $118,076, or 40.8% to $171,145 during the year ended December 31, 2000 from $289,221 during the year ended December 31, 1999. Interest expense for EMSI remained substantially unchanged during the years. However, our interest expense declined significantly as a result of our converting approximately $670,000 of debentures and preferred stock during 1999 and early 2000 and extinguishing a $1,000,000 note payable to a shareholder in July of 2000. Additionally, there is approximately $45,000 charged to 1999 interest expense related to the origination of the Independent Bank equipment loan. Interest expense in 2000 includes $28,000 related to interest for an unpaid judgement against us arising from litigation. (See Legal Proceedings.)

         FINANCING CHARGE. We were obligated on a note payable to a shareholder with an original maturity of May 31, 1999. The shareholder agreed to extend the maturity date to May 31, 2001, in exchange for the right to modify the option price covering options to purchase 135,000 shares from $1.80 to $1.00 per share and in exchange for 125,000 shares at no cost. Accordingly, we charged to expense a financing charge of $233,000 related to this loan extension in 1999. There was no comparable charge in 2000.

         DEBT CONVERSION EXPENSE. In 1999, as an inducement to holders of our Series II Debentures to convert into our Common Stock, we modified the conversion rate from $3.00 per share to $1.75 per share and recorded $95,988 as an expense. There was no comparable charge in 2000.

         LITIGATION PROVISION EXPENSE. In 1999, we recorded a $360,000 expense related to a judgement against us concerning alleged securities violations. There was no comparable charge in 2000. (See Legal Proceedings.)

         EXTRAORDINARY ITEM-LOSS FROM EXTINGUISHMENT OF DEBT. In July 2000, we induced the shareholder holding a $1,000,000 note payable from us to extinguish our debt to him in exchange for 1,850,000 shares of our Common Stock. This transaction, while important to our prospects since our shareholders' deficiency was thereby reduced, nevertheless, resulted in a charge to expense in the year ended December 31, 2000.

         NET LOSS. Net losses were $2,473,923 during the year ended December 31, 2000, as compared to $3,511,771 for the year ended December 31, 1999. The reduced loss was primarily due to the factors described above.

MARCH 31, 2001 COMPARED TO MARCH 31, 2000

         REVENUES. Our revenues increased $90,046, or 11.3% to $886,899 during the three months ended March 31, 2001 from $796,853 during three months ended March 31, 2000. The increase in revenue from 2000 was due to increased volume of medical waste processed.

         COST OF REVENUES. Our cost of revenues increased $271,528 or 45.7% to $866,276 during the three months ended March 31, 2001 from $594,748 during three months ended March 31, 2000. The increase was primarily due to higher container costs resulting from increased volume of waste processed and higher transportation and waste disposal costs related to UTMB incinerator down-time.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Our selling, general and administrative expenses decreased $81,155, or 26.8% to $228,068 during the three months ended March 31, 2001 from $303,223 during three months ended March 31, 2000. The decrease was attributable to an approximately equal decrease in EMSI selling, general and administrative expenses and the expenses of the parent company.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization declined by $36,976 or 44.4% to $46,239 for the three months ended March 31, 2001 from $83,215 for the three months ended March 31, 2000. The decrease was due primarily to reduced amortization expense related to the UTMB service contract that expired on December 8, 2000.

         INTEREST EXPENSE. Our interest expense decreased $16,239, or 30.3% to $37,381 during three months ended March 31, 2001 from $53,620 during the three months ended March 31, 2000. Interest expense for EMSI increased $6,691 during the period. However, our interest expense for MSI declined significantly as a result of our converting debentures and preferred stock during 1999 and early 2000 and extinguishing a $1,000,000 note payable to a shareholder in July of 2000.

         NET LOSS. Net losses were $285,065 during three months ended March 31, 2001 and $237,953 during the three months ended March 31, 2000. The increased loss in 2001 was primarily due to the factors described above.

LIQUIDITY AND CAPITAL RESOURCES
YEAR 2000 COMPARED TO 1999

         At December 31, 2000, our working capital deficit was $(2,387,250) compared to a working capital deficit of $(1,991,983) at December 31, 1999. The increase in working capital deficit was primarily due to increases in accounts payable and accrued liabilities.

         Net cash used in operating activities was $(372,018) during the year ended December 31, 2000 compared to $(835,464) for the year ended December 31, 1999. This decrease primarily reflects a lower loss in 2000 and an increase in accounts payable and accrued liabilities.

         Net cash provided by (used in) investing activities for the year ended December 31, 2000, was $26,155 compared to $(49,908) for the year ended December 31, 1999. The change is primarily attributable to decreases in investment in an affiliate, property additions and in patents and permits.

         Net cash provided by financing activities was $518,230 during the year ended December 31, 2000, compared to $967,767 for the year ended December 31, 1999. Proceeds from the sale of Common Stock increased approximately $325,000; however, we received no proceeds from borrowings during the year 2000 compared to total borrowings and preferred stock sales of $484,828 during 1999. Payments on long-term obligations doubled in 2000 to $89,043 from 1999. Contributing to the decrease in 2000 was a payment to LBCG of $250,000 toward the administrative costs of a proposed offering of junk bonds and equity securities.

         The net cash increase for the year ended December 31, 2000 was $172,367 compared to $82,395 for the year ended December 31, 1999, and is comprised of the items discussed above.

         At December 31, 2000, our long term obligations were $813,305, including notes payable to shareholders of $116,667, bank debt of $458,072, installment notes of $112,654, capital lease obligations of $25,912 and deferred engineering and design costs of $100,000. On July 31, 2000, we exchanged a note payable to Dr. Mark Altenau, our single largest shareholder for 1,850,000 shares of our Common Stock. In connection with this exchange a new note in the amount of $116,667 was issued for the interest which had accrued until the date of conversion. The note, due July 31, 2002, bears interest at 10% per annum and is collaterized by certain future royalties, if any, from the sale of the EnviroClean(R) Systems and the related patented technology. (See FootnoteS 7, 8 and 14 to the accompanying Financial Statements.)

         Of our bank debt $304,419 at December 31, 2000, is secured by a first lien on EMSI's Garland, Texas facility, and bears interest at a variable rate based on the national prime rate, plus 0.5% as published in the WALL STREET JOURNAL. The note is payable in minimum monthly installments of principal and interest totaling $3,910, matures in July 2011, and is guaranteed by Mr. Matthew Fleeger, our President and Chief Executive Officer.

         As of December 31, 2000, we also owed $153,653 to a bank, which debt is collaterized by the EnviroClean(R) System located at the Garland, Texas facility. The note bears interest at a rate of 10% per annum, is payable in monthly installments of principal and interest totaling $4,315 through July 2004, and is guaranteed by Mr. Fleeger.

         We have occasionally been in arrears on both of the bank notes. To date, the banks have not exercised their rights of recourse, or sought other remedies against us. We do not believe that the banks will demand payment in full due to these past instances of default.

         We are also obligated under various installment notes payable to the purchase of equipment. The notes, which bear interest at rates ranging from 8.15% to 12.15% are due at various dates through January 2006, and are payable in monthly installments of approximately $2,250. The notes are collateralized by the equipment acquired.

         We have two series of convertible debentures outstanding totaling $60,135 at December 31, 2000, compared with $95,135 at December 31, 1999. The Company has permitted the holders of the debentures to convert such amounts into our Common Stock. We have not made any cash payments for interest or principal on these debentures in 1999 or 2000.

MARCH 31, 2001 COMPARED TO DECEMBER 31, 2000

         At March 31, 2001, our working capital deficit was $(2,510,756) compared to a working capital deficit of $(2,387,250) at December 31, 2000. The increase in working capital deficit was primarily due to an increase in accounts receivable and a decrease in accrued liabilities offset by a reduction in cash, inventory and prepaid expenses.

MARCH 31, 2001 COMPARED TO MARCH 31, 2000

         NET CASH. Net cash used in operating activities was $(309,292) during the three months ended March 31, 2001 compared to $(75,000) for the three months ended March 31, 2000. The greater use of cash reflects increased net loss, lower depreciation expense, and a reduction in accounts payable and accrued liabilities.

         Net cash used in investing activities for the three months ended March 31, 2001, was $1,636 attributable to property additions.

         Net cash provided by financing activities was $113,586 during the three months ended March 31, 2001, compared to $19,472 for the three months ended March 31, 2000. Proceeds from the sale of Common Stock were higher by $144,064. Payments on long-term obligations increased in 2001 to $25,254 from 2000. Contributing to the decrease in 2001 was a payment to LBCG of $25,000 toward the administrative costs of a proposed offering of junk bonds and equity securities.

         The net cash decrease for the three months ended March 31, 2001 was $197,342 compared to a decrease of $55,528 for the three months ended March 31, 2000, and is comprised of the items discussed above.

RESEARCH AND DEVELOPMENT

         Research and Development costs are expensed as incurred. Substantially all research and development activities were discontinued in 1999, and we have disbanded our technical staff.

TRENDS AND EVENTS OR UNCERTAINTIES THAT ARE LIKELY TO HAVE AN IMPACT ON
LIQUIDITY

         Our principal source of liquidity is collections on accounts receivable from waste management service revenue and from sales of our Common Stock through private offerings to existing shareholders. Unaudited revenues during the period January through April of 2001, were approximately $50,000 per month higher than the monthly average revenue for all of the year 2000. The principal use of liquidity is for the payments of obligations for labor, material and expenses, debt and lease obligations and federal payroll withholding taxes in arrears (consisting of the third and fourth quarters of 2000 in the approximate amount of $164,000 for which payment terms have not yet been negotiated with the Internal Revenue Service) to carry out our waste management services. The UTMB system has not operated for much of 2001, causing increased transportation costs and alternative waste processing costs and resulting in the continuation of significant operating losses and cash flow deficiencies. Should this trend continue, it is unlikely that we will be able to continue operations without substantial liquidity infusion. On June 8, 2001 the Supreme Court of North Carolina affirmed a judgement against us. We will be obligated to fund additional interest to the plaintiff of approximately $44,000 and to repay the original surety the obligation of approximately $355,000. (See Legal Proceedings.) Further, in connection with the proposed debt and equity offerings and the proposed services of LBCG, we are obligated to fund an additional $550,000 toward the administrative expenses of the offerings exclusive of audit and accounting fees.

MATERIAL COMMITMENTS FOR CAPITAL EXPENDITURES (CHEM-CLAV)

         We have no commitments for capital expenditures. However, we are currently in discussion with STI for the purchase of one of its Chem-Clav Systems. We have made a refundable deposit of $5,000 for one Chem-Clav System at a cost of approximately $450,000. STI has advised us that each Chem-Clav System can process 1,000 lbs. of waste per hour. We intend to place this system at our Garland, Texas facility.

SUBSEQUENT EVENTS (UNAUDITED)

         During the months of January through May 2001, the waste incineration facility at UTMB in Galveston, Texas was not functioning. As a result, we were required to discontinue incineration activities at the facility while appropriate repairs were being performed. UTMB restored functionality as of May 31, 2001. In the intervening period, we made arrangements for waste disposal with alternative vendors. Such alternative waste disposal operations and the related transportation expenses have been estimated to have additional costs of approximately $200,000 during this period.

         On June 15, 2001, we entered into an agreement with IMCO pursuant to which IMCO agreed to convert a debt owed by us to IMCO in the amount of approximately $600,000 into 480,000 shares of Common Stock. In addition, IMCO agreed that with respect to any EnviroClean(R) Systems sold by IMCO to the Kingdom of Saudi Arabia, we wilL receive a set fee of $25,000 per unit sold. Pursuant to the agreement with IMCO, the economic effect will be that we will not receive any fees in cash unless the fees due us on Units sold by IMCO exceeds approximately $900,000.

         On May 31, 2001, the Board of Directors authorized three officers and shareholders who have accrued salaries and loans totaling $320,754 at March 31, 2001, to convert, at their option, their indebtedness from the Company into shares of Common Stock at the rate of $0.75 per share. Since the conversion rate is less than the market value for the Common Stock, we will attribute a value to the beneficial conversion feature of approximately $107,000 plus accrued salaries and loans subsequent to March 31, 2001 during the second quarter of 2001.

RECENTLY ISSUED ACCOUNTING STANDARDS

         In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activity." SFAS No. 133 provides comprehensive and consistent standards for the recognition and measurement of derivative and hedging activities. It requires that derivatives be recorded on the consolidated balance sheets at fair value and establishes criteria for hedges of changes in fair value of assets, liabilities of LBCG Agreements, hedges of variable cash flows of forecasted transactions and hedges of foreign currency exposures of net investments in foreign operations. Changes in the fair value of derivatives that do not meet the criteria for hedges would be recognized in the consolidated statement of earnings. This statement was effective for us beginning January 1, 2001. The adoption of SFAS No. 133 did not have a material impact on us.

ITEM 3. PROPERTIES

         We lease approximately 7,600 square feet of administrative office space at 12750 Merit Drive-Park Central VII, Suite 770, Dallas, Texas 75251 at a cost of $11,900 per month, including operating expenses. The lease expires on October 31, 2001. We are discussing with the landlord the terms of a new lease.

         We own the Garland, Texas facility which consists of real property, building and improvements, furniture and equipment. The EnviroClean(R) System in Garland, Texas has been idle since approximately June 1998. We estimate the cost of required upgrades and retesting the system to restore the equipment's functionality to be approximately $300,000. Our Garland facility is 17,450 square feet of space, (2,450 square feet is office space and 15,000 square feet is warehouse space) and is located on approximately three acres of land. The building is approximately 30 years old and was extensively remodeled in 1996 at a cost of more than $500,000 to upgrade the facility to accommodate the EnviroClean(R) System and to showcase its operation for sales and marketing purposes. Since the EnviroClean(R) System has been idle for approximately three years and the Garland facility is used solely as a transfer station; we provided an allowance to writedown to -0- the undepreciated cost of the EnviroClean(R) System and the Garland building improvements at December 31, 1999.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information concerning the number of shares of Common Stock owned beneficially as of March 31, 2001 by: (i) each person known to us to own more than five percent of any class of our voting securities; (ii) each of our directors and executive officers; and (iii) all our directors and officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown. We believe that each executive officer and director can be contacted at our principal office.

---------------------------------------------------------------------------------------------
                                                 SHARES BENEFICIALLY OWNED(1)
                                  -----------------------------------------------------------
NAME BENEFICIAL OWNER                     NUMBER OF SHARES              PERCENT OF CLASS(2)
                                         BENEFICIALLY OWNED
---------------------------------------------------------------------------------------------
Matthew H. Fleeger                            979,739(3)                        7.3%
---------------------------------------------------------------------------------------------
Mark Altenau, M.D.                          2,564,911                          19.1%
---------------------------------------------------------------------------------------------
Beverly Fleeger                               598,725(4)                        4.5%
---------------------------------------------------------------------------------------------
Don McAfee, M.D.                              190,729                           1.4%
---------------------------------------------------------------------------------------------
Sam Hicks                                      46,791(5)                        0.3%
---------------------------------------------------------------------------------------------
Charles Crochet                                   --                             --
---------------------------------------------------------------------------------------------
Lilly Beter                                       --                             --
---------------------------------------------------------------------------------------------
Ron Michael, M.D.                            779,364                            5.8%
---------------------------------------------------------------------------------------------
All Directors and Executive
Officers as a Group (7 persons)            4,380,895                           32.6%
---------------------------------------------------------------------------------------------

(1) Pursuant to Rule 13d-3 under the Exchange Act of 1934, as amended, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise, has or shares voting power and/or investment power as to which such person has the right to acquire such voting and/or investment power within 60 days. Percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of unissued shares as to which such person has the right to acquire voting and/or investment control within 60 days. The number of shares shown includes outstanding shares owned as of March 31, 2001, by the person indicated and shares underlying warrants and/or options owned by such person on March 31, 2001, that were exercisable within 60 days of that date.

(2) Applicable percentage ownership is based on 13,425,095 voting shares of Common Stock outstanding on March 31, 2001.This amount does not include 250,000 shares approved by the board of directors as a bonus for the year 2000, as these shares have not yet been issued.

(3) Does not include 125,000 shares approved by the board of directors as a bonus for the year 2000, as these shares have not been issued.

(4) Does not include 40,000 shares approved by the board of directors as a bonus for the year 2000, as these shares have not been issued.

(5) Does not include 30,000 shares approved by the board of directors as a bonus for the year 2000, as these shares have not been issued.

ITEM 5. DIRECTORS AND OFFICERS OF REGISTRANT

         Members of our Board of Directors serve until the next annual meeting of our shareholders or until their successor has been duly elected and qualified. Our Officers are elected at the Directors meeting after each annual shareholders meeting.

The following persons comprise the directors and executive officers of the
Company:

                                         Director/Officer
Name and Age                             Since                Position(s) Held
------------                             -----                ----------------
Matthew H. Fleeger (37)                  1993                 President and Chairman of the Board of Directors  of
                                                              the Company; Chief Executive Officer

Sam Hicks, C.P.A. (60)                   1998                 Director; Senior Vice President; Chief Financial
                                                              Officer

Mark M. Altenau, M.D. (60)               1994                 Director

Donald McAfee (50)                       2001                 Director

Charles Crochet (42)                     2001                 Director

Lilly Beter (67)                         2001                 Director

Beverly L. Fleeger (66)                  1993                 Vice President and Corporate Secretary

MATTHEW H. FLEEGER, CHAIRMAN OF THE BOARD, PRESIDENT, AND CHIEF EXECUTIVE
OFFICER

         Mr. Fleeger is a founder of the Company and serves as its President, Chairman of the Board of Directors and Chief Executive Officer. Mr. Fleeger graduated from Southern Methodist University in 1985, receiving a Bachelors degree in business with an emphasis in finance and marketing and has also been selected as a member of International Who's Who of Business Professionals.

         Mr. Fleeger has a comprehensive background in finance, marketing and sales with several years of experience in the oil and gas industry. From 1985 to 1990 he served as the President of Gulf Coast Western, Inc., a family owned oil and gas exploration business.

         From 1990 to 1993, Mr. Fleeger served as a Vice President of Kinlaw Oil Company, a large Dallas/Fort Worth, Texas petroleum company. Mr. Fleeger has experience in corporate structuring, mergers and acquisitions, joint ventures and a variety of equity and debt private placement vehicles used to fund the working and expansion capital needs of small developmental and growth companies. Mr. Fleeger is the son of Beverly L. Fleeger.

SAM HICKS, C.P.A. - DIRECTOR; SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

         Mr. Hicks, a member of the Board of Directors, manages the accounting/finance departments of the Company and its operating divisions and is the Company's Chief Financial Officer. Mr. Hicks received his BS in Business Administration from Creighton University in 1962 and holds CPA certificates from the states of Nebraska and Texas. He is a member of the American Institute of Certified Public Accountants and the Texas Society of Certified Public Accountants.

         His previous career includes over 20 years of domestic and international experience with sixteen of those years as a partner of Ernst & Young LLP, a big-five accounting and consulting firm. From 1996 until joining the Company in 1998, Mr. Hicks served as Director of Financial Reporting for HealthCor Holdings, Inc. a large, publicly held home healthcare organization in Dallas. Mr. Hicks oversees all financial aspects of the Company's development, including the responsibility for staffing the divisions with financial personnel.

MARK M. ALTENAU, M.D., DIRECTOR

         Dr. Altenau, a member of the Board of Directors since 1994, is an otolaryngologist in Dallas, Texas where he has been in private practice for over 20 years. He has been a significant shareholder of the Company since March of 1994. Dr. Altenau received his undergraduate degree from the University of Cincinnati and his graduate degree from University of Cincinnati Medical School.

DONALD D. MCAFEE, M.D., DIRECTOR

         Dr. McAfee, a member of the Board of Directors since May 2, 2001, is a cardiologist in Bellingham, Washington where he has been in practice for over 20 years. He is on the Governing Board of St. Joseph's Hospital and Mt. Baker Kidney Center. He is the former Chief of Staff of St. Joseph's Hospital in Bellingham.

CHARLES CROCHET - DIRECTOR

         Mr. Crochet, a member of the Board of Directors of the Company since May 2, 2001, has served as a member of the board of directors, President and Chief Executive Officer of 3CI Complete Compliance Corporation, the third largest medical waste management company in the United States, from 1994 until 2000. Mr. Crochet is a seasoned executive with over 20 years management experience in the environmental sector. He founded, permitted, designed and implemented multiple collection and treatment operations throughout the southern United States for the safe disposal of regulated medical waste. He has a successful track record as an innovator with the ability to think creatively and implement organizational changes. Mr. Crochet is presently employed as a senior executive with a private environmental service company. Mr. Crochet graduated from the University of Louisiana with a degree in Business Management. He is a member of various organizations and holds several industry related certifications.

LILLY BETER - DIRECTOR

         Ms. Beter, a member of the Board of Directors since May 2, 2001, has served as President of Lilly Beter Capital Group, Ltd., a financial advisory firm with offices in Washington, D. C., New York, California, Florida, Minnesota, Illinois, Gibraltar and the Turks and Caicos Islands (British West Indies), until her retirement in June of 1999. Ms. Beter is no longer an officer or employee of Lilly Beter Capital Group, Ltd. and holds no economic interest in the firm. Ms. Beter is a member of the American League of Lobbyists and the American Arbitration Association. She currently sits on the board of directors of New Visual Entertainment, Inc., and SATX, Inc., each a public company.

BEVERLY L. FLEEGER, VICE PRESIDENT-CORPORATE SECRETARY

         Prior to joining her son, Matthew H. Fleeger, and the other founding members of the Company in November of 1993, Ms. Fleeger has over 30 years of business organization and administrative experience. For 17 years, Ms. Fleeger managed the offices of a family owned oil and gas production company. In 1975, while raising a large family and actively participating in community, church and school affairs, Ms. Fleeger returned to college and earned her BA in psychology with a minor in business, graduating at the top of her class in 1978. At that time, she formed Bevco, Int'l., an international search firm specializing in mid-to-top management personnel for major mining and oil exploration companies. Ms. Fleeger graduated from a New Mexico Business College and received her BA from the University of Texas at Dallas.

HECTOR DIAZ, VICE PRESIDENT/ENVIROCLEAN MANAGEMENT SERVICES, INC.

         Mr. Diaz serves as the Vice President of EMSI, a subsidiary of the Company. Mr. Diaz is responsible for all EMSI operations including the UTMB facility, the Garland, Texas facility, and all North and South Texas transportation issues. Mr. Diaz has over 12 years experience in the management and operation of biomedical waste treatment facilities. He has managed the UTMB facility since 1995. Prior to joining the Company, Mr. Diaz was with Safe Way Disposal in Middletown, Connecticut for eight years where he rose from incinerator operator to Director of Operations. Safe Way Disposal was one of the largest medical waste management companies in the Northeast prior to their acquisition by Stericycle.

ITEM 6. EXECUTIVE COMPENSATION

         The following table sets forth the aggregate cash compensation paid by the Company in the most recent fiscal year ended December 31, 2000, to each of its most highly compensated officers of the Company.

                           SUMMARY COMPENSATION TABLE

                                                               ANNUAL COMPENSATION
                                                   ----------------------------------------------
                                                                                   OTHER ANNUAL         ALL OTHER
NAME AND PRINCIPAL POSITION         YEAR           SALARY(1)       BONUS(2)       COMPENSATION(3)      COMPENSATION
---------------------------         ----           ---------       --------       ---------------      ------------
MATTHEW H. FLEEGER...........       2000           $120,000       $125,000                --            $1,645(4)
   Chairman of the Board,           1999           $120,000             --          $145,250            $4,936(4)
   President and Chief              1998           $120,000             --                --            $4,936(4)
   Executive Officer

SAM HICKS....................       2000            $85,000        $30,000                --                  --
   Senior Vice President, Chief     1999            $84,792             --           $18,750                  --
   Accounting Officer, and          1998            $55,417         $5,000           $85,300                  --
   Chief Financial Officer

BEVERLY L. FLEEGER...........       2000            $55,000        $40,000                --            $6,582(5)
   Vice President, Director,        1999            $55,000             --          $125,000            $5,805(5)
   and Treasurer                    1998            $55,000             --                --            $4,768(5)
-----------

         (1) Salary includes accrued but unpaid salaries in each year as follows: Matthew H. Fleeger - 2000 - $111,500; 1999 - $73,250; 1998 - $5,000
         Sam Hicks - 2000 - $17,000; 1999 - $30,958
         Beverly L. Fleeger - 2000 - $8,250; 1999 - $17,990

         (2) Bonuses of up to 250,000 shares of Common Stock were awarded by the board of directors for the year 2000 and charged to expense at the rate of $1 per share. Specific awards were approved by the board of directors on May 1, 2001. Mr. Hicks was awarded 5,000 shares of Common Stock at his date of employment in 1998.

         (3) During 1999, the foregoing named officers were authorized to exercise their stock options without payment, except for Matthew Fleeger who exchanged certain advances receivable and wages receivable amounting to $94,750 for a portion of his option price. Mr. Fleeger's shares include 10,000 shares issued by the Company as consideration for his guarantee of certain corporate obligations. During 1998, Mr. Hicks was granted an option for 25,000 shares of Common Stock at $0.75 per share, which price was less than fair value at the date of grant. The value of the option grant was calculated using the Black-Scholes option pricing model, a complex mathematical formula that uses six different market-related factors to estimate the value of stock options. The factors are stock price at date of grant, option exercise price, option term, risk-free rate of return, stock volatility and dividend yield. The Black-Scholes model generates an estimate of the value of the right to purchase a share of stock at a fixed price over a fixed period. Using this valuation methodology, the option granted to Mr. Hicks was valued at $3.41 per option share. The calculated value was charged to compensation expense in 1998. The actual value, if any, an executive realizes will depend on whether the stock price at exercise is greater than the grant price, as well as the executive's continued employment through the vesting period and the 5-year option term. The following assumptions were used to calculate the Black-Scholes value:

          Stock price at date of grant         $5.00        Option term                          5 years
          Option exercise price                $0.75        Risk-free rate of return                  6%

         (4) Represents payments on a club membership for Matthew Fleeger used for Company purposes.

         (5) Represents payments on automobile driven by Ms. Fleeger used for Company purposes.

Non-employee directors receive no compensation for attendance at meetings of the Board of Directors. The Company pays for each non-employee Directors ordinary and necessary travel expenses incurred in attending such meetings.

         There are currently no Long-Term Compensation programs in effect for officers or directors. However, a Long-Term Compensation program for Messrs. Fleeger and Hicks has been approved by the board of directors subject to final drafting and approval. Salaries of $180,000 and $96,000 per annum commencing January 1, 2001 for Messrs. Fleeger and Hicks, respectively have been approved. Details of a bonus program for these individuals based on a formula recognizing increases in earnings before interest, taxes, depreciation and amortization have yet to be formally adopted by the board of directors and are subject to the approval of LBCG.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

SHAREHOLDER LOCK-UP AGREEMENT

         Shareholders owning approximately 81% of our Common Stock have entered into an agreement with us by which the shareholders agreed to place certain restrictions on their right to sell shares of our Common Stock owned by them (the "Lock-Up Agreement"). Essentially the shareholders who signed the agreement (the "Restricted Shareholders") agreed not to sell their shares of Common Stock during a period of two years following the effectiveness of this Form 10-SB unless they obtain our consent, provided that our consent was not necessary for certain "Allowable Transactions." Allowable Transactions is defined in the Lock-Up Agreement as: (i) after the expiration of one year from the effective date, 20% of the shares of Common Stock owned by the Restricted Shareholder will no longer be subject to the Lock-Up Agreement; (ii) after the expiration of 90 days following the completion of one year from the effective date, 40% of the shares of Common Stock owned by the Restricted Shareholder will no longer be subject to the Lock-Up Agreement;
(iii) after the expiration of 180 days following the completion of one year from the effective date, 60% of the shares of Common Stock owned by the Restricted Shareholder will no longer be subject to the Lock-Up; (iv) after expiration of 270 days following the completion of one year from the effective date, 80% of the shares of Common Stock owned by the Restricted Shareholder will no longer be subject to the Lock-Up Agreement; (v) after expiration of two years from the effective date, 100% of the shares of Common Stock owned by the Restricted Shareholder will no longer be subject to the Lock-Up Agreement;
(vi) a bona fide gift made by the Restricted Shareholder, provided that the donee of the shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock agree in writing to be bound by the terms of the Lock-Up Agreement prior to the gift; (vii) a distribution to partners or shareholders of the Restricted Shareholder (and to any direct or indirect partner or shareholder thereof), provided that the ultimate distributees of the shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock agree in writing to be bound by the terms of the Lock-Up Agreement prior to the distribution; and (viii) transfers, without consideration, of shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock to family members or to one or more trusts established for the benefit of one or more family members, provided that the transferee agree in writing to be bound by the terms of the Lock-Up Agreement prior to the transfer. In addition, seven shareholders, owning an additional
10% of our Common Stock have agreed to a lock-up agreement similar, but not identical, to the one referred to above.

AGREEMENT WITH LARGEST SHAREHOLDER

         Effective July 31, 2000, Dr. Mark Altenau, our single largest shareholder of Common Stock agreed to convert a debt owed by us to Dr. Altenau of $1,000,000 into 1,850,000 shares of Common Stock, thus essentially satisfying the debt. The conversion of the debt had the effect of reducing our liabilities by $1,000,000. As part of the agreement with Dr. Altenau, we agreed that Dr. Altenau would be free to sell (subject to applicable law) up to $1,500,000 worth of our Common Stock in the event LBCG executed the LBCG Agreement. Dr. Altenau has agreed to the Lock-Up Agreement subject to his right to sell up to $1,500,000 worth of Common Stock. As a result, regardless of the number of shareholders who agree to the Lock-Up Agreement, including Dr. Altenau, Dr. Altenau will have the right to sell shares of our Common Stock up to the amount of $1,500,000. If a public market does develop for our Common Stock, Dr. Altenau will have the right to sell shares of our Common Stock while other shareholders who agreed to the Lock-Up Agreement may be limited in their ability to sell.

EMPLOYMENT AGREEMENTS

         On May 1, 2001, our Board of Directors approved, in principal, effective January 1, 2001, an employment agreement between us and Mr. Fleeger. The agreement has not yet been reduced to a written contract and is subject to approval by LBCG. The material terms of the agreement include: (i) a five year term; (ii) a minimum compensation of $180,000 yearly with a yearly cost of living increase of 6% or an amount equal to the highest paid employee as a result of any acquisition; (iii) that Mr. Fleeger will remain Chief Executive Officer and President; (iv) that a severance package will include the compensation of any remaining term of the agreement; (v) an annual stock or cash bonus based upon EBITDA formula to be developed by LBCG; (vi) a bonus for 2000 of 125,000 shares of Common Stock and the option to convert any loans made by him and/or accrued compensation at a price of $.75 per share; and (vii) a formal written agreement will be prepared by company counsel.

         On May 1, 2001, our Board of Directors approved, in principal, effective January 1, 2001, an employment agreement between the Company and Mr. Hicks. The agreement has not yet been reduced to a written contract and is subject to approval by LBCG. The material terms of the agreement include: (i) a five year term; (ii) a minimum compensation of $96,000 yearly with a yearly cost of living increase of 6% or an amount equal to the highest paid financial employee as a result of any acquisition; (iii) that Mr. Hicks will remain the Chief Financial Officer, (iv) that a severance package will include the compensation of any remaining term of the agreement; (v) an annual stock or cash bonus based upon EBITDA formula to be developed by LBCG; (vi) a bonus for 2000 of 30,000 shares of Common Stock and the option to convert any loans made by him and/or accrued compensation at a price of $.75 per share; and (vii) a formal written agreement will be prepared by our counsel.

ITEM 8. DESCRIPTION OF SECURITIES

CAPITAL STOCK

         We are incorporated in the State of Texas and are authorized to issue up to 100,000,000 shares of Common Stock having a par value of $0.001 per share and 100,000,000 shares of "blank check" preferred stock having a par value of $0.001 per share.

COMMON STOCK

         As of March 31, 2001, 13,425,095 shares of Common Stock are issued and outstanding and held of record by approximately 680 shareholders. Each share of Common Stock entitles the holder to one vote on each matter submitted to the shareholders. The holders of Common Stock:

         o have equal and ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by our board of directors;

         o are entitled to share ratable in all of the assets available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of our affairs;

         o do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and

         o are entitled to one non-cumulative vote per share on all matters submitted to shareholders for a vote at any meeting of shareholders.

         We have not paid any dividends on our Common Stock to date. We anticipate that, for the foreseeable future, we will retain earnings, if any, to finance the continuing operations of our business. The payment of dividends will depend upon, among other things, our capital requirements and our operating and financial conditions.

PREFERRED STOCK

         Our Articles of Incorporation authorize the issuance of 100,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without shareholder approval, to issue shares of Preferred Stock with voting, liquidation, conversion, or other rights that could adversely affect the rights of the holders of the Common Stock.

         The board of directors, under that general authority, has authorized for issuance 187,000 shares of Series I First Liquidation, Cumulative Redeemable, Convertible Preferred Stock (the "Preferred Shares"), with the following features. Holders of Preferred Shares:

         o have equal and ratable rights to cumulative dividends from funds legally available for payment of dividends when, as and if declared by our board of directors, at the rate of 8% per annum;

         o rank senior to all other shares of preferred and Common Stock outstanding at the time of authorization of the Preferred Shares with respect to dividends and any liquidation, dissolution or winding up of our affairs;

         o have a liquidation preference of $6.00 per share plus accrued and unpaid dividends, if any, before any amount is paid to holders of Common Stock or any other class or series of capital stock;

         o are subject to our right to convert the Preferred Shares into shares of Common Stock at a conversion rate of one share of Common Stock per one share of preferred stock;

         o are subject to redemption, in whole or in part, at our option at a redemption price per share equal to accrued unpaid dividends, if any, plus a percentage of the liquidation preference, equal to a total of $7.00 per share;

         o do not have preemptive or subscription rights, or access to any sinking fund; and

         o        have no voting rights except as provided by law.

SERIES I PREFERRED STOCK

         In 1996, we issued Series I Cumulative Redeemable Preferred Stock, par value $.001 per share ("Series I Preferred Stock"), as an offer to holders of Series I Debentures (as defined below) to receive shares of the Series I Preferred Stock in exchange for the debenture principal and accrued unpaid interest. At our option, we may convert the Series I Preferred Stock into our Common Stock based on a rate of four shares of Common Stock for each share of Series I Preferred Stock. The Series I Preferred Stock issued to debenture holders is also convertible into our Common Stock, at the option of the holder, based on the same rate. The Series I Preferred Stock carries a cumulative dividend rate of 8%, which is payable annually on June 1.

         The Series I Preferred Stock can be redeemed by us at a redemption price of $7 per share, plus accumulated unpaid dividends. The Series I Preferred Stock has a liquidation preference of $6 per share, plus accumulated unpaid dividends. In addition, we have the option of making the 8% annual dividend payment in additional shares of Series I Preferred Stock, in lieu of cash, based on a value of $6 per share for the Series I Preferred Stock, or in Common Stock, based on a value of $1.50 per share. We also issued shares of Series I Preferred Stock or Common Stock at the same values ($6 per share for Series I Preferred Stock and $1.50 per share for Common Stock), in lieu of making cash payments for accrued interest on debentures. Cumulative unpaid dividends on Series I Preferred Stock at December 31, 2000 was $1,936.

         As of December 31, 2000, there were 2,177 shares of Series I Preferred Stock outstanding.

SERIES II PREFERRED STOCK

         In 1999, we issued Series II Cumulative Redeemable Preferred Stock ("Series II Preferred Stock"), par value $.001 and stated value $3, strictly for working capital purposes. The Series II

Preferred Stock is convertible into Common Stock, based on a rate of one share of Common Stock for each share of Series II Preferred Stock, at the shareholders' option prior to January 31, 2000, or at our option at any time. The Series II Preferred Stock carries a cumulative dividend rate of 10%, which is payable annually on December 31.

         The Series II Preferred Stock can be redeemed by us at a redemption price of $3 per share, plus accumulated unpaid dividends. Series II Preferred Stock also has a liquidation preference of $3 per share, plus accumulated unpaid dividends, and is senior in priority as to both dividends and liquidation with respect to the Series I Preferred Stock, Common Stock, and preferred stock. Until the first anniversary after issuance, we have the option of paying accumulative dividends through issuance of additional shares of Series II Preferred Stock in lieu of cash. After the first anniversary of issuance, the 10% dividends must be paid in cash only. Accumulated unpaid dividends on Series II Preferred Stock at December 31, 200 was $948.

         We decreased the conversion rate on October 11, 1999 from $3 per share to $1.75 per share. During 1999, $15,375 (5,125 shares) of Series II Preferred Stock was exchanged for 5,125 shares of Common Stock at the original conversion rate. Also, during 1999, $116,889 (38,964 shares) of Series II Preferred Stock was exchanged for 66,794 shares of the Common Stock at the new conversion rate.

         As of December 31, 2000, there were 1,334 shares of Series II Preferred Stock outstanding.

EMSI PREFERRED STOCK

         EMSI, our subsidiary has also issued Series I Convertible Redeemable Preferred Stock ("EMSI Series I Preferred Stock"), par value $.001 and stated value $7. EMSI Series I Preferred Stock is convertible into Common Stock of EMSI at a rate of one share of Common Stock for each share of the EMSI Series I Preferred Stock if converted on or before May 31, 1997, or at a rate of eight shares of Common Stock for ten shares of EMSI Series I Preferred Stock if converted during the period from June 1, 1997 through May 31, 1998. After that date, the EMSI Series I Preferred Stock may not be converted without the approval of the Company's Board of Directors. EMSI Series I Preferred Stock has a liquidation preference, with respect to EMSI, of $7 per share, and may be redeemed at various prices at EMSI's option.

         Dividends on EMSI Series I Preferred Stock are payable as declared by EMSI's Board of Directors. No dividends have been declared to date.

         Although we have no present intention to authorize additional classes of preferred stock, there can be no assurance that we will not do so in the future.

SERIES I DEBENTURES

         In 1994 and 1995, we issued a total of $1,100,000 of 15% Convertible Redeemable Subordinated Debentures ("Series I Debentures") for the primary purpose of funding the initial research and development activities relating to the EnviroClean(R) System. The terms of the Series I Debentures specified a final maturity date of March 31, 1999, with provisions for conversion of the debentures, at the holder's option, into our Common Stock at varying conversion rates through maturity. The Series I Debentures also allowed us to redeem the debentures any time prior to maturity at a price of 105% of the debenture face value. Interest on the Series I Debentures is scheduled to be paid semiannually on April 1 and October 1 of each year.

         The outstanding principal balance of the Series I Debentures at January l, 1999 was $125,000. Due to cash constraints, we were not able to redeem this balance at the stated maturity date of March 31, 1999. In addition, we are delinquent our payment of interest on the outstanding debentures. However, we are still allowing the holders to convert Series I Debentures into Common Stock at a conversion rate of $1.50 per share. During 2000 and 1999, noteholders converted $35,000 and $40,000 of principal, respectively, and $14,448 and $15,929 of unpaid interest, respectively, into Common Stock. Accrued interest payable on the debentures as of December 31, 2000 totaled $34,808.

SERIES II DEBENTURES

         In October 1998, we issued 10% Convertible Redeemable Debentures ("Series II Debentures") primarily for working capital purposes. The terms of the Series II Debentures specify a maturity date of November l, 1999, and contain a provision for conversion of the debentures, at the holder's option, into Common Stock at a rate of $3 per share. We may also redeem the debentures at a price of 110% of the debenture face value prior to November l, 1999, and at a price of 100% of face value thereafter. Interest on the Series II Debentures is scheduled to be paid semiannually on May 1 and November 1 of each year.

         A total of $160,000 of Series II Debentures was issued in the year ended December 31, 1998. An additional $106,125 in Series II Debentures was issued during the 1999, for a total outstanding balance of $266,125. The Company has made no interest payments on the Series II Debentures through December 31, 2000.

         In July 1999, $10,000 in Series II Debentures, plus accrued interest, was exchanged for 3,560 shares of Common Stock. Because of cash constraints, we have not been able to redeem the remaining $256,125 of Series II Debentures at the stated maturity date of November l, 1999. We decreased the conversion rate on October 11, 1999 from $3 per share to $1.75 per share. During 1999, $245,990 of Series II Debentures, plus accrued interest, were exchanged for 153,581 shares of Common Stock at the new conversion rate. We have recorded a debt conversion expense of $95,988 with respect to the additional shares that were issued to noteholders. Accrued interest payable on the debentures as of December 31, 2000 totalled $1,929.

                                     PART II

ITEM 1. MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED SHAREHOLDER MATTERS

         There is currently no market for the Common Stock of the Company.

         At March 31, 2001, we had 13,425,095 shares of Common Stock outstanding on a fully diluted basis and had approximately 680 shareholders of record.

         We have no fixed dividend policy. The Board of Directors from time to time having regard to operating results, capital requirements and general financial condition and requirements may consider dividend distributions. We have paid no dividends at any time. For the foreseeable future, it is anticipated that we will use all available cash flows to finance our growth and that dividends will not be paid to shareholders.

ITEM 2. LEGAL PROCEEDINGS

          There are no legal proceedings pending or, to our knowledge, threatened against us that will adversely affect our financial condition or our ability to carry on the business except the following:

          We, along with Matthew Fleeger and Beverly Fleeger, both directors and officers of the Company, and Bruce Rockett and Lonn Smallwood, former officers of the Company, are named defendants in a lawsuit filed in Buncombe County, Superior Court North Carolina on November 25, 1998 (file number 98 CvS 4903). The plaintiffs claimed that we and several of our officers violated the North Carolina Securities Act and committed fraud and misrepresentations in the sale of certain of our stock to the named plaintiffs therein and sought compensatory damages in the amount of $285,493.50 and $30,000 in punitive damages plus costs and attorney fees. Due to the failure to produce timely discovery, our answer to the complaint was strickened. In our answer, however, we denied all of the allegations and maintained that the stock sales complained of in the lawsuit were private sales transactions between private parties, as we believe the Company had no involvement in such sales and received no direct or indirect benefits from such sales. Consequently a default judgment was rendered against all defendants, jointly and severally, in November 1999. The ruling was appealed and we posted a surety bond in the amount of $354,708.17. Matthew Fleeger posted a $100,000 certificate of deposit in connection with the surety bond. Plaintiffs may seize the surety bond and we owe additional interest in the amount of $44,000. On June 8, 2001, the Supreme Court of North Carolina affirmed the judgment. We intend to negotiate with the Plaintiffs regarding a payment plan. We are examining our options regarding claims for indemnification, contribution, and claims against third parties. We, however, have not yet made any decisions in this regard and such issues remain unresolved.

          We are a named defendant in a lawsuit in Travis County, Texas, commenced by the State of Texas on November 20, 2000. The lawsuit claims that we breached a contract award under the Texas Smart Jobs Program and violated its promises and obligations by failing to meet the requirements of the contract and seeks compensatory damages in the amount of $439,631, plus costs and attorneys' fees. We have answered the suit and denied all material allegations. We are currently negotiating with the State of Texas regarding possible settlement of the action.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         There have been no disagreements on accounting and financial disclosures from the inception of the Company through the date of this Registration Statement.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         During 1999, we (i) issued 42,901 shares of our Series II Preferred Stock at $3.00 per share for a total of $128,703, (ii) issued 408,400 shares of Common Stock at $1.50 per share, less expenses, for a total of $528,160, (iii) issued 152,946 shares of Common Stock in exchange for conversion of 38,580 shares of our Series I Preferred Stock, (iv) issued 71,919 shares of Common Stock in exchange for conversion of 44,089 shares of our Series II Preferred Stock, and (v) issued 1,664,751 shares of Common Stock in exchange for cancellation, extension and guarantee of debt.

         During 2000, we (i) issued 707,333 shares of Common Stock at prices ranging from $1.25 to $1.50 per share, less expenses, for a total of $857,273,
(ii) issued 19,595 shares of Common Stock in exchange for conversion of 4,899 shares of our Series I Preferred Stock, (iii) issued 7,500 shares of

Common Stock in exchange for conversion of 7,500 shares of our EMSI Series I Preferred Stock and (iv) issued 1,885,966 shares of Common Stock in exchange for cancellation of debt.

         During 2001, we issued 202,350 shares of Common Stock at $1.25 per share for a total of $252,935.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Articles of Incorporation, as amended, limit the liability of our directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Texas Business Corporation Act. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. Our Articles of Incorporation, as amended, permit us to indemnify our directors and officers to the fullest extent permitted by Texas law, including in circumstances in which indemnification is otherwise discretionary under Texas law.

         Under Texas law, a corporation may indemnify a director or officer or other person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a director, officer, employee or agent of the corporation, if it is determined that such person: conducted himself or herself in good faith; reasonably believed, in the case of conduct in his or her official capacity as a director or officer of the corporation, that his or her conduct was in the corporation's best interests, and, in all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

         Any such person may be indemnified against judgments, penalties (including excise and similar taxes), fines, settlements and reasonable expenses actually incurred by the person in connection with the proceeding. If the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person in connection with the proceeding, and must not be made in respect of any proceeding in which the person is found liable for willful or intentional misconduct in the performance of his or her duty to the corporation. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions the Company has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         We have entered into indemnification agreements with each of our directors that provide for indemnification and expense advancement in addition to the indemnification provided by the amended and restated articles and bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified directors.

                                    PART F/S

         The financial statements required by Item 310 of Regulation S-B are attached hereto.

                               MEDSOLUTIONS, INC.
           (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                               INDEX TO FORM 10-SB



                                                                    Page Nos.
                                                                    ---------
PART I - FINANCIAL INFORMATION:

   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                               F-2

   CONSOLIDATED BALANCE SHEETS                                            F-3
     At December 31, 2000 (Audited)
     At March 31, 2001 (Unaudited)

   CONSOLIDATED STATEMENTS OF OPERATIONS                                  F-4
     For the Years Ended December 31, 1999 and 2000 (Audited)
     For the Three Months Ended March 31, 2000 and 2001 (Unaudited)


   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY                   F-5 - 10
     For the Years Ended December 31, 1999 and 2000 (Audited)
     For the Three Months Ended March 31, 2000 and 2001 (Unaudited)


   CONSOLIDATED STATEMENTS OF CASH FLOWS                            F-11 - 12
     For the Years Ended December 31, 1999 and 2000 (Audited)
     For the Three Months Ended March 31, 2000 and 2001 (Unaudited)


   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                       F-13 - 39

To the Board of Directors
MedSolutions, Inc.
(Formerly known as EnviroClean International, Inc.)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------

We have audited the accompanying consolidated balance sheet of MedSolutions, Inc. (the "Company") as of December 31, 2000, and the related consolidated statements of operations, stockholders' deficiency and cash flows for the years ended December 31, 1999 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MedSolutions, Inc. as of December 31, 2000, and the results of its operations and cash flows for the years ended December 31, 1999 and 2000 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the consolidated financial statements, the Company's significant operating losses, working capital deficiency and stockholders' deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Notes 11 and 13. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As more fully described in Note 11, the Company is a defendant in various lawsuits alleging breach of contract and other matters. It is not possible to predict at this time whether the ultimate settlements will exceed the amounts currently provided for by the Company.

                                        /s/ GRASSI & CO., CPAs, P.C.

                                        GRASSI & CO., CPAs, P.C.

New York, NY
February 9, 2001
 (Except for Notes 11 and 14, which are as of June 15, 2001)

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                           CONSOLIDATED BALANCE SHEETS

                                   A S S E T S
                                   -----------

                                                             At December 31,            At March 31,
                                                                   2000                    2001
                                                             ---------------            ------------
                                                                                         (Unaudited)
Current Assets:
  Cash                                                          $    256,065            $     58,723
  Accounts receivable - trade, net                                   359,877                 546,592
  Other accounts receivable                                           95,317                  35,067
  Prepaid expenses and other current assets                           77,146                  50,270
  Supplies                                                            71,677                  40,554
                                                                ------------            ------------
      Total Current Assets                                           860,082                 731,206
Property and equipment - at cost, net of accumulated
  depreciation and valuation reserve                                 748,531                 711,876
Permits, net of accumulated amortization                              24,313                  16,366
Deferred offering costs                                              250,000                 275,000
Other                                                                  3,014                   4,230
                                                                ------------            ------------
      Total Assets                                              $  1,885,940            $  1,738,678
                                                                ============            ============
                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY
                    -----------------------------------------
Current Liabilities:
  Bank overdraft                                                $     31,179            $     74,766
  Convertible debentures                                              60,135                  60,135
  Current maturities of long-term obligations                         80,637                  76,050
  Accounts payable                                                 1,102,353               1,108,004
  Accounts payable to IMCO                                           495,085                 495,085
  Accrued liabilities                                              1,401,118               1,351,637
  Advances from shareholder                                           76,285                  76,285
                                                                ------------            ------------
      Total Current Liabilities                                    3,247,332               3,241,962

Long-term obligations, less current maturities                       616,001                 595,334
Notes payable - stockholder                                          116,667                 116,667
                                                                ------------            ------------
      Total Liabilities                                            3,980,000               3,953,963
                                                                ------------            ------------
Commitments, Contingencies and Other Matters
  (Notes 1, 7, 8, 10, 11, 13 and 14)

Stockholders' Deficiency:
  Common stock (par value $.001) - authorized
    100,000,000 shares; 13,294,026 and 13,425,098
    shares issued at December 31, 2000 and March 31,
    2001, respectively                                                13,294                  13,425
  MSI Preferred stock (par value $.001) - authorized
    5,000,000 shares:
      Preference on liquidation of $6.00 per share;
        2,177 shares outstanding at both December 31,
        2000 and March 31, 2001, respectively                         13,065                  13,065
      Preference on liquidation of $3.00 per share;
        1,334 shares outstanding at both December 31,
        2000 and March 31, 2001, respectively                          4,002                   4,002
   Additional paid-in capital                                     16,423,679              16,587,388
   Accumulated deficit                                           (18,530,100)            (18,815,165)
   Treasury stock - 12,200 shares of common stock                    (18,000)                (18,000)
                                                                ------------            ------------
     Total Stockholders' Deficiency                               (2,094,060)             (2,215,285)
                                                                ------------            ------------
     Total Liabilities and Stockholders' Deficiency             $  1,885,940            $  1,738,678
                                                                ============            ============

See notes to consolidated financial statements.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           For the Years Ended              For the Three Months Ended
                                                               December 31,                          March 31,
                                                         --------------------------         --------------------------
                                                          1999             2000                2000            2001
                                                       -----------      -----------         -----------    -----------
                                                                                                            (Unaudited)
Revenues:
  Sales                                                $ 3,000,618       $ 2,834,619        $ 793,353         $ 886,899
  Other income                                              70,725            89,154            3,500                 -
                                                       -----------       -----------       ----------        ----------
                                                         3,071,343         2,923,773          796,853           886,899
                                                       -----------       -----------       ----------        ----------
Cost and Expenses:
  Cost of sales                                          2,543,807         2,731,095          594,748           866,276
  Research and development costs                             6,642                 -                -                 -
  Equity in loss of TRADEM                                 216,613                 -                -                 -
  Interest expense                                         289,221           171,145           53,620            37,381
  Financing charges                                        233,000                 -                -                 -
  General and administrative expenses                    1,799,624         1,278,093          303,223           222,068
  Depreciation and amortization                            510,765           367,363           83,215            46,239
  Impairment of facility and equipment                     527,454                 -                -                 -
  Debt conversion expense                                   95,988                 -                -                 -
  Litigation provision                                     360,000                 -                -                 -
                                                       -----------       -----------      -----------        ----------
                                                         6,583,114         4,547,696        1,034,806         1,171,964
                                                       -----------       -----------      -----------        ----------
Loss before extraordinary item                          (3,511,771)       (1,623,923)        (237,953)         (285,065)

Extraordinary item - loss from
  extinguishment of debt, net of
  income tax benefit of $-0-                                     -           850,000                -                 -
                                                       -----------       -----------      -----------        ----------
Net Loss                                               $(3,511,771)      $(2,473,923)       $(237,953)       $ (285,065)
                                                       ===========       ===========      ===========        ==========

Basic and diluted loss per common share:
    Before extraordinary item                                $(.39)            $(.14)           $(.02)            $(.02)
    Extraordinary item                                           -              (.07)               -                 -
                                                             -----             -----            -----             -----
      Net Loss                                               $(.39)            $(.21)           $(.02)            $(.02)
                                                             =====             =====            =====             =====
Weighted average common shares used in
  basic and diluted loss per share                       8,985,167        11,697,371       10,702,204        13,331,989
                                                         =========        ==========       ==========        ==========

See notes to consolidated financial statements.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000
                    AND THE THREE MONTHS ENDED MARCH 31, 2001

                                                            MSI Common Stock                  MSI Preferred Stock Series I
                                                         ---------------------                ----------------------------
                                                         Shares            Amount             Shares             Amount
                                                         ------            ------             ------             ------
Year Ended December 31, 1999:
----------------------------

Balance - January 1, 1999                               8,245,108          $ 8,245             38,458          $230,748

Sales of MSI Preferred Series II
  stock for cash                                                -                -                  -                 -
MSI options exercised in exchange
 for accrued interest and stockholder
 loans                                                    135,000              135                  -                 -
MSI common stock granted in
 connection with loan extension                           125,000              125                  -                 -
MSI common stock exchanged to
 convert stockholder loan                                  31,457               31                  -                 -
MSI common stock granted in
  connection with loans                                    35,000               35                  -                 -
Issuance of MSI common stock for
  services                                                 17,868               18                  -                 -
MSI Preferred Series I issued to pay
  accrued debenture interest                                    -                -                125               750
Conversion of MSI preferred stock to
  MSI common stock                                         17,804               18             (4,451)          (26,703)
MSI Preferred Series I issued to pay
  preferred dividends                                           -                -              5,665            33,985
Conversion of accrued debenture
  interest to preferred stock                                   -                -              1,186             7,116
Issuance of MSI common stock for
  EMSI common stock                                        40,000               40                  -                 -
MSI shares sold for cash                                  408,400              408                  -                 -
Exercise of options on MSI common
  stock in exchange for loan and
  compensation                                          1,008,000            1,008                  -                 -
MSI common stock issued for
  compensation                                             72,999               73                  -                 -
MSI common stock issued in
  connection with loan guarantee                           45,000               45                  -                 -
MSI common stock exchanged for
  Preferred Series I                                      135,142              135            (34,129)         (204,774)
MSI Preferred Series II issued to
  pay preferred dividends on Series II                          -                -                  -                 -
MSI common stock exchanged for
  Preferred Series II                                      71,919               72                  -                 -
MSI common stock exchanged for
  debentures Series I                                      37,286               37                  -                 -
MSI common stock exchanged for
  debentures Series II                                    157,141              157                  -                 -
Debt conversion expense                                         -                -                  -                 -
MSI common stock exchanged for EMSI
  common stock                                             76,946               78                  -                 -
Adjustment of treasury stock for
  shares previously cancelled                                   -                -                  -                 -
Net loss                                                        -                -                  -                 -
                                                       ----------       ----------         ----------        ----------
Balance - December 31, 1999                            10,660,070         $ 10,660              6,854         $  41,122
                                                       ==========       ==========         ==========        ==========

See notes to consolidated financial statements.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000
                    AND THE THREE MONTHS ENDED MARCH 31, 2001

                                                            MSI Preferred Stock               EMSI Preferred Stock
                                                                  Series II                       Series I
                                                         -------------------------        ---------------------------
                                                           Shares         Amount             Shares          Amount
                                                         ----------     ----------         ----------      ----------
Year Ended December 31, 1999:
----------------------------

Balance - January 1, 1999                                       -              $ -             7,500         $ 52,501

Sales of MSI Preferred Series II
  stock for cash                                           42,901          128,703                 -                -
MSI options exercised in exchange
 for accrued interest and stockholder
 loans                                                          -                -                 -                -
MSI common stock granted in
 connection with loan extension                                 -                -                 -                -
MSI common stock exchanged to
 convert stockholder loan                                       -                -                 -                -
MSI common stock granted in
  connection with loans                                         -                -                 -                -
Issuance of MSI common stock for
  services                                                      -                -                 -                -
MSI Preferred Series I issued to pay
  accrued debenture interest                                    -                -                 -                -
Conversion of MSI preferred stock to
  MSI common stock                                              -                -                 -                -
MSI Preferred Series I issued to pay
  preferred dividends                                           -                -                 -                -
Conversion of accrued debenture
  interest to preferred stock                                   -                -                 -                -
Issuance of MSI common stock for
  EMSI common stock                                             -                -                 -                -
MSI shares sold for cash                                        -                -                 -                -
Exercise of options on MSI common
  stock in exchange for loan and
  compensation                                                  -                -                 -                -
MSI common stock issued for
  compensation                                                  -                -                 -                -
MSI common stock issued in
  connection with loan guarantee                                -                -                 -                -
MSI common stock exchanged for
  Preferred Series I                                            -                -                 -                -
MSI Preferred Series II issued to
  pay preferred dividends on Series II                      2,522            7,563                 -                -
MSI common stock exchanged for
  Preferred Series II                                     (44,089)        (132,264)                -                -
MSI common stock exchanged for
  debentures Series I                                           -                -                 -                -
MSI common stock exchanged for
  debentures Series II                                          -                -                 -                -
Debt conversion expense                                         -                -
MSI common stock exchanged for EMSI
  common stock                                                  -                -                 -                -
Adjustment of treasury stock for
  shares previously cancelled                                   -                -                 -                -
Net loss                                                        -                -                 -                -
                                                       ----------       ----------        ----------       ----------
Balance - December 31, 1999                                 1,334          $ 4,002             7,500         $ 52,501
                                                       ==========       ==========        ==========       ==========

See notes to consolidated financial statements.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000
                    AND THE THREE MONTHS ENDED MARCH 31, 2001

                                                       Additional
                                                        Paid-in        Accumulated         Treasury
                                                        Capital           Deficit            Stock            Total
                                                      -----------      ------------       ----------      -----------
Year Ended December 31, 1999:
----------------------------

Balance - January 1, 1999                             $10,914,316      $(12,544,406)        $(43,000)     $(1,381,596)

Sales of MSI Preferred Series II
 stock for cash                                                 -                 -                -          128,703
MSI options exercised in exchange
 for accrued interest and stockholder
 loans                                                    242,865                 -                -          243,000
MSI common stock granted in
 connection with loan extension                           124,875                 -                -          125,000
MSI common stock exchanged to
 convert stockholder loan                                  62,883                 -                -           62,914
MSI common stock granted in
 connection with loans                                     34,965                 -                -           35,000
Issuance of MSI common stock for
 services                                                   1,782                 -                -            1,800
MSI Preferred Series I issued to pay
 accrued debenture interest                                     -                 -                -              750
Conversion of MSI preferred stock to
 MSI common stock                                          26,685                 -                -                -
MSI Preferred Series I issued to pay
 preferred dividends                                            -                 -                -           33,985
Conversion of accrued debenture
 interest to preferred stock                                    -                 -                -            7,116
Issuance of MSI common stock for
 EMSI common stock                                        110,277                 -                -          110,317
MSI shares sold for cash                                  527,752                 -                -          528,160
Exercise of options on MSI common
 stock in exchange for loan and
 compensation                                             424,492                 -                -          425,500
MSI common stock issued for
 compensation                                              75,926                 -                -           75,999
MSI common stock issued in
 connection with loan guarantee                            44,955                 -                -           45,000
MSI common stock exchanged for
 Preferred Series I                                       204,639                 -                -                -
MSI Preferred Series II issued to
 pay preferred dividends on Series II                           -                 -                -            7,563
MSI common stock exchanged for
 Preferred Series II                                      132,192                 -                -                -
MSI common stock exchanged for
 debentures Series I                                       55,892                 -                -           55,929
MSI common stock exchanged for
 debentures Series II                                     279,289                 -                -          279,446
Debt conversion expense                                    95,988                 -                -           95,988
MSI common stock exchanged for EMSI
 common stock                                                 (78)                -                -                -
Adjustment of treasury stock for
 shares previously cancelled                              (25,000)                -           25,000                -
Net loss                                                        -        (3,511,771)               -       (3,511,771)
                                                      -----------      ------------       ----------      -----------
Balance - December 31, 1999                           $13,334,695      $(16,056,177)        $(18,000)     $(2,631,197)
                                                      ===========      ============       ==========      ===========

See notes to consolidated financial statements.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000
                    AND THE THREE MONTHS ENDED MARCH 31, 2001

                                                                                                 MSI Preferred Stock
                                                                     MSI Common Stock                  Series I
                                                                -------------------------       ---------------------
                                                                  Shares         Amount          Shares       Amount
                                                                ----------     ----------       --------   ----------
 Year Ended December 31, 2000:
 ----------------------------

 Balance - January 1, 2000                                     10,660,070        $ 10,660        6,854       $ 41,122

 MSI common stock sold for cash                                   707,333             707            -              -
 MSI common stock exchanged to cancel stockholder
   loan                                                         1,850,000           1,850            -              -
 Extraordinary item - loss from extinguishment of
   debt                                                                 -               -            -              -
 MSI common stock exchanged for salary                              3,000               3            -              -
 MSI Preferred Series I issued to pay accrued
   debenture interest                                                   -               -          222          1,339
 MSI common stock exchanged for Preferred Series I                 19,595              20       (4,899)       (29,396)
 MSI common stock exchanged for debenture Series I                 32,966              33            -              -
 MSI common stock exchanged for EMSI common stock                  13,562              13            -              -
 MSI common stock exchanged for EMSI Series I
   Preferred Stock                                                  7,500               8            -              -
 Accrual of 2000 employee bonuses to be issued in
   stock in 2001                                                        -               -            -              -
 Net loss                                                               -               -            -              -
                                                               ----------      ----------     --------     ----------
 Balance - December 31, 2000                                   13,294,026        $ 13,294        2,177       $ 13,065
                                                               ==========      ==========     ========     ==========

 Three Months Ended March 31, 2001: (Unaudited)
 ---------------------------------

 Balance - December 31, 2000                                   13,294,026        $ 13,294        2,177       $ 13,065
 MSI common stock sold for cash                                   131,072             131            -              -
 Net loss                                                               -               -            -              -
                                                               ----------      ----------     --------     ----------
 Balance - March 31, 2001                                      13,425,098        $ 13,425        2,177       $ 13,065
                                                               ==========      ==========     ========     ==========

See notes to consolidated financial statements.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000
               AND THE THREE MONTHS ENDED MARCH 31, 2000 AND 2001

                                                                    MSI Preferred Stock        EMSI Preferred Stock
                                                                          Series II                  Series I
                                                                 ------------------------     -----------------------
                                                                   Shares        Amount        Shares        Amount
                                                                 ----------    ----------     --------     ----------
 Year Ended December 31, 2000:
 ----------------------------

 Balance - January 1, 2000                                          1,334         $ 4,002        7,500       $ 52,501

 MSI common stock sold for cash                                         -               -            -              -
 MSI common stock exchanged to cancel stockholder
   loan                                                                 -               -            -              -
 Extraordinary item - loss from extinguishment of
   debt                                                                 -               -            -              -
 MSI common stock exchanged for salary                                  -               -            -              -
 MSI Preferred Series I issued to pay accrued
   debenture interest                                                   -               -            -              -
 MSI common stock exchanged for Preferred Series I                      -               -            -              -
 MSI common stock exchanged for debenture Series I                      -               -            -              -
 MSI common stock exchanged for EMSI common stock                       -               -            -              -
 MSI common stock exchanged for EMSI Series I
   Preferred Stock                                                      -               -       (7,500)       (52,501)
 Accrual of 2000 employee bonuses to be issued in
   stock in 2001                                                        -               -            -              -
 Net loss                                                               -               -            -              -
                                                                 --------      ----------    ---------     ----------
 Balance - December 31, 2000                                        1,334         $ 4,002            -       $      -
                                                                 ========      ==========    =========     ==========

 Three Months Ended March 31, 2001: (Unaudited)
 ---------------------------------

 Balance - December 31, 2000                                        1,334         $ 4,002            -       $      -
 MSI common stock sold for cash                                         -               -            -              -
 Net loss                                                               -               -            -              -
                                                                 --------      ----------    ---------     ----------
 Balance - March 31, 2001                                           1,334         $ 4,002            -       $      -
                                                                 ========      ==========    =========     ==========

See notes to consolidated financial statements.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000
                    AND THE THREE MONTHS ENDED MARCH 31, 2001

                                                              Additional
                                                               Paid-in        Accumulated         Treasury
                                                               Capital           Deficit           Stock             Total
                                                             -----------      ------------       ----------       -----------
Year Ended December 31, 2000:
----------------------------

Balance - January 1, 2000                                    $13,334,695      $(16,056,177)        $(18,000)      $(2,631,197)

MSI common stock sold for cash                                   856,566                 -                -           857,273
MSI common stock exchanged to cancel
  stockholder loan                                               998,150                 -                -         1,000,000
Extraordinary item - loss from
  extinguishment of debt                                         850,000                 -                -           850,000
MSI common stock exchanged for salary                              2,997                 -                -             3,000
MSI Preferred Series I issued to pay
  accrued debenture interest                                           -                 -                -             1,339
MSI common stock exchanged for Preferred Series I                 29,376                 -                -                 -
MSI common stock exchanged for debenture Series I                 49,415                 -                -            49,448
MSI common stock exchanged for EMSI common stock                     (13)                -                -                 -
MSI common stock exchanged for EMSI
  Series I Preferred Stock                                        52,493                 -                -                 -
Accrual of 2000 employee bonuses to be
  issued in stock in 2001                                        250,000                 -                -           250,000
Net loss                                                               -        (2,473,923)               -        (2,473,923)
                                                             -----------      ------------       ----------       -----------
Balance - December 31, 2000                                  $16,423,679      $(18,530,100)        $(18,000)      $(2,094,060)
                                                             ===========      ============       ==========       ===========

Three Months Ended March 31, 2001: (Unaudited)
---------------------------------

Balance - December 31, 2000                                  $16,423,679      $(18,530,100)        $(18,000)      $(2,094,060)
MSI common stock sold for cash                                   163,709                 -                -           163,840
Net loss                                                               -          (285,065)               -          (285,065)
                                                             -----------      ------------       ----------       -----------
Balance - March 31, 2001                                     $16,587,388      $(18,815,165)        $(18,000)      $(2,215,285)
                                                             ===========      ============       ==========       ===========

See notes to consolidated financial statements.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             For the Years Ended               For the Three Months Ended
                                                                   December 31,                          March 31,
                                                          ----------------------------       ----------------------------
                                                              1999            2000               2000            2001
                                                          ------------     -----------       -----------      -----------
                                                                                                     (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                $(3,511,771)     $(2,473,923)        $(237,953)       $(285,065)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
      Depreciation and amortization                           510,765          367,363            83,215           46,239
      Loss from extinguishment of debt                              -          850,000                 -                -
      Debt conversion cost                                     95,988                -
      Stock/options issued for services and
        interest                                            1,068,733            3,000                 -                -
      Employees' stock bonus                                        -          250,000                 -                -
      Gain on sale of equipment                                     -           (5,696)                -                -
      Gain on exchange of land for note payable                     -          (25,000)                -                -
      Equity loss in TRADEM interest                          216,613                -                 -                -
      Notes payable given for interest and
        other expenses                                              -           59,901                 -                -
      Impairment loss                                         527,454                -                 -                -
      Accounts receivable                                    (108,579)          37,232          (136,438)        (126,465)
      Supplies                                                  1,304          (25,128)          (12,962)          31,123
      Other current assets and prepaids                       (38,050)          (2,135)           25,387           25,660
      Accounts payable and accrued liabilities                375,542          585,120           211,550          (43,831)
      Accounts payable to IMCO                                 33,437                -                 -                -
      Bank overdraft                                          (64,857)         (11,080)          (42,799)          43,047
      Advances from shareholder                                57,957           18,328            35,000                -
                                                          -----------      -----------       -----------      -----------
      NET CASH USED IN OPERATING ACTIVITIES                  (835,464)        (372,018)          (75,000)        (309,292)
                                                          -----------      -----------       -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of equipment                                   -            5,696                 -                -
  Increase in investment in affiliate                         (16,613)               -                 -                -
  Additions to property and equipment                         (28,406)          (4,716)                -           (1,636)
  Additions to patents and permits                            (23,916)               -                 -                -
  Decrease in other non-current assets                         19,027           25,175                 -                -
                                                          -----------      -----------       -----------      -----------
      NET CASH (USED IN) PROVIDED BY
         INVESTING ACTIVITIES                                 (49,908)          26,155                 -           (1,636)
                                                          -----------      -----------       -----------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sale of common stock                          528,160          857,273            19,776          163,840
  Proceeds from notes payable - shareholder                    50,000                -                 -                -
  Proceeds from bank loan                                     200,000                -                 -                -
  Proceeds from Series II debentures                          106,125                -                 -                -
  Proceeds from Series II preferred stock                     128,703                -                 -                -
  Payments on other long-term obligations                     (45,221)         (89,043)             (304)         (25,254)
  Deferred offering costs                                           -         (250,000)                -          (25,000)
                                                          -----------      -----------       -----------      -----------
      NET CASH PROVIDED BY FINANCING ACTIVITIES               967,767          518,230            19,472          113,586
                                                          -----------      -----------       -----------      -----------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                                  82,395          172,367           (55,528)        (197,342)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                   1,303           83,698            83,698          256,065
                                                          -----------      -----------       -----------      -----------
CASH AND CASH EQUIVALENTS - END OF PERIOD                 $    83,698      $   256,065         $  28,170        $  58,723
                                                          ===========      ===========       ===========      ===========

See notes to consolidated financial statements.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   (Continued)

                                                             For the Years Ended             For the Three Months Ended
                                                                  December 31,                       March 31,
                                                          ----------------------------       ----------------------------
                                                              1999            2000               2000            2001
                                                          ------------     -----------       -----------      -----------
                                                                                                              (Unaudited)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW

  INFORMATION:

     Interest paid                                           $ 71,371      $    67,981          $ 16,638         $ 14,539
                                                          ===========      ===========       ===========      ===========
     Income taxes paid                                       $   -         $      -             $   -            $   -
                                                          ===========      ===========       ===========      ===========

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING
  INFORMATION:

    Equipment acquired by long-term debt                     $  -          $    98,892          $  -             $ -
                                                          ===========      ===========       ===========      ===========
    Conversion of debt to equity                             $693,382      $ 1,050,787          $ 49,448         $  -
                                                          ===========      ===========       ===========      ===========
    Stock issued in connection with loans                    $188,000              $ -          $  -             $  -
                                                          ===========      ===========       ===========      ===========
    Notes payable given for interest                         $  -          $   116,667          $  -             $  -
                                                          ===========      ===========       ===========      ===========
    Exchange of debt for property                            $  -          $    75,000          $  -             $  -
                                                          ===========      ===========       ===========      ===========

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING
  INFORMATION:

    Stock and options issued for compensation                $408,549      $     3,000          $  -             $  -
                                                          ===========      ===========       ===========      ===========
    Accrued employees' stock bonus                           $  -          $   250,000          $  -             $  -
                                                          ===========      ===========       ===========      ===========
    Issuance of MSI common stock for EMSI
      common stock                                           $110,317      $    -               $  -             $  -
                                                          ===========      ===========       ===========      ===========
    Conversion of MSI preferred stock for
      common stock                                           $363,741      $    29,396          $ 11,339         $  -
                                                          ===========      ===========       ===========      ===========
    Conversion of EMSI preferred stock for
      EMSI common stock                                      $  -          $    52,501          $  -             $  -
                                                          ===========      ===========       ===========      ===========

See notes to consolidated financial statements.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Unaudited with respect to March 31, 2001 and the Three Months
                         Ended March 31, 2000 and 2001)

NOTE 1 DESCRIPTION OF BUSINESS

MedSolutions, Inc. ("MSI" or the "Company") formerly known as EnviroClean International, Inc. ("ENVI") was incorporated in the State of Texas in November 1993 and commenced operations in January 1994. The Company was organized for the purpose of developing, manufacturing, and marketing, the EnviroClean(R) Thermal Oxidation System ("EnviroClean(R) System" or "ETOS"), which was designed to incinerate medical and other specialized wastes in an environmentally sound manner. In 1994, through collaboration with Intercontinental Manufacturing Company ("IMCO"), the Company built the EnviroClean(R) System prototype. The initial sale of EnviroClean(R) Systems occurred in 1996. There were no sales of EnviroClean(R) Systems during the years ended December 31, 1999 and 2000 and the three months ended March 31, 2001. The Company has discontinued its efforts to manufacture and market the EnviroClean(R) Systems.

In 1995, the Company founded EnviroClean Management Services, LLC, which subsequently became EnviroClean Management Services, Inc. ("EMSI") in 1996. EMSI is a waste management services company that services principally medical waste generators such as hospitals, clinics, and physicians' offices. EMSI collects, transports, and processes medical waste at two facilities, one located in Garland, Texas, which services the North Texas area, and one located in Galveston, Texas, which services Houston and the South Texas area.

In January 1998, the Company exchanged shares of its common stock to acquire 667,375 shares of EMSI's common stock from other shareholders, giving MSI a controlling interest of approximately 51.3% in EMSI. In December 1998, the Company offered to exchange one share of MSI common stock for one share of EMSI common stock with the remaining shareholders of EMSI. This offer resulted in the acquisition of additional 1,771,151 shares of EMSI common stock, thereby increasing the Company's ownership to approximately 96.1%. During subsequent periods, the Company has continued to obtain outstanding shares of EMSI's common stock such that its ownership of EMSI is presently approximately 98%.

NOTE  2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
---------------------------

The accompanying financial statements include the accounts of the Company and its 98% owned subsidiary, EMSI. All significant intercompany balances and transactions between the Company and EMSI have been eliminated in consolidation.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Unaudited with respect to March 31, 2001 and the Three Months
                         Ended March 31, 2000 and 2001)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Unaudited Interim Information
-----------------------------

The information presented as of March 31, 2001 and for the three months ended March 31, 2000 and 2001 has not been audited. In the opinion of management, the unaudited interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the information set forth therein. The net loss for the three months ended March 31, 2001 is not necessarily indicative of the results for the year ended December 31, 2001.

Cash and Cash Equivalents
-------------------------

For purposes of the statement of cash flows, the Company considers all investments with an original maturity of three months or less to be cash equivalents.

Doubtful Accounts
-----------------

The Company's trade accounts receivable is stated net of an allowance for doubtful accounts of $50,000 at December 31, 2000 and March 31, 2001.

Supplies
--------

Supplies are stated at the lower of average cost or fair value and consist primarily of medical waste containers and supplies provided to hospitals and medical clinics and offices.

Property and Equipment
----------------------

Property and equipment are stated at cost less appropriate valuation allowances and accumulated depreciation and amortization. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets, generally three to twenty years. Amortization of leasehold improvements is provided on the straight-line method over the lesser of the estimated useful lives of the improvements or the initial term of the lease. Gain or loss is recognized upon sale or other disposition of property and equipment.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Unaudited with respect to March 31, 2001 and the Three Months
                         Ended March 31, 2000 and 2001)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Waste Management Facility Rights
--------------------------------

Waste management facility rights relate to EMSI's right to operate a medical waste incineration facility at the University of Texas Medical Branch (UTMB) in Galveston, Texas, and is being amortized over a period of five years. Such rights were fully amortized at December 31, 2000.

Patents and Permits
-------------------

Patents represent costs incurred in obtaining patents and trademarks relating to the EnviroClean(R) System and are amortized over a period of seven years. All unamortized patent costs were charged to expense during 1999. Permits consist of costs incurred in acquiring medical waste disposal permits from the Texas Natural Resources Conservation Commission and are amortized over a period of five years upon commencement of incineration operations at the respective facility.

Impairment of Long-Lived Assets
-------------------------------

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets, including intangible assets, may not be recoverable. An impairment loss is recognized when expected cash flows are less than the assets' carrying value. Accordingly, when indicators or impairment are present, the Company evaluates the carrying value of such assets in relation to the operating performance and future undiscounted cash flows of the underlying business. The Company's policy is to record an impairment loss when it is determined that the carrying amount of the asset may not be recoverable. During 1999, an impairment loss of $772,586 was charged to operations in connection with the shutting down of the EnviroClean(R) system employed at EMSI's Texas facility in Garland (see Note 3).

Revenue Recognition
-------------------

Revenues from waste management services are recognized at the time medical waste is received and prepared for processing.

Fair Value of Financial Instruments
-----------------------------------

The recorded carrying values of accounts receivable, accounts payable, and other long-term obligations are considered to approximate the fair values of such financial instruments.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Unaudited with respect to March 31, 2001 and the Three Months
                         Ended March 31, 2000 and 2001)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Provisions for Income Taxes
---------------------------

No provisions have been made for federal or state income taxes since the Company has incurred net operating losses since its inception.

Stock Based Compensation
------------------------

Stock based compensation relative to the Company's employees is accounted for following Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB 25"), and related interpretations. Stock and options granted to other parties in connection with the provision of goods and services to the Company is accounted for under the fair value method as prescribed by Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION ("SFAS 123").

Loss Per Share of Common Stock
------------------------------

Basic net loss per share of common stock has been computed based on the weighted average number of common shares outstanding during the periods presented.

Common stock equivalents, consisting of options and convertible securities, discussed in Note 9, were not included in the calculation of diluted loss per share because their inclusion would have had the effect of decreasing the loss per share otherwise computed.

Research and Development Costs
------------------------------

Research and development ("R&D") costs are expensed as incurred. Elements included in R&D expense include all direct costs associated with the design and construction of the EnviroClean(R) System prototype; internal costs incurred for salaries, benefits and related expenses of personnel who devoted substantially all of their time in the design, development and testing of the prototype and the pre-production EnviroClean(R) Systems; and costs incurred in the testing of ETOS. R&D costs also include amounts incurred in the development and construction of the pre-production EnviroClean(R) Systems in excess of amounts attributable to the inventories cost of the EnviroClean(R) Systems. Substantially all R&D activities were discontinued in 1999, and the Company's technical staff has been disbanded.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Unaudited with respect to March 31, 2001 and the Three Months
                         Ended March 31, 2000 and 2001)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Expenses
--------------------

Advertising costs are charged to expense when incurred. Advertising expense for the years ended December 31, 1999 and 2000 approximated $1,300 and $6,300, respectively, and for the three months ended March 31, 2000 and 2001 approximated $1,600 and $1,300, respectively.

Environmental Accounting
------------------------

Environmental expenditures are capitalized if the costs mitigate or prevent future environmental contamination or if the costs improve existing assets' environmental safety or efficiency. All other environmental expenditures are expensed. Liabilities for environmental expenditures are accrued when it is probable that such obligations have been incurred and the amounts can be reasonably estimated.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the related periods. Actual results could differ from such estimates.

Impact of Recently Issued Accounting Standards
----------------------------------------------

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133 "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments -- Deferral of the Effective Date of SFAS Statement No.133 and in June 2000, the FASB issued SFAS 138, Accounting for Certain Derivative Instruments -- an amendment of SFAS 133, Accounting for Derivative Instruments and Hedging Activities. As a result of SFAS No. 137, SFAS No. 133 and SFAS No. 138 will be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not expect that the adoption of this standard will have a material impact on its financial position and results of operations.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Unaudited with respect to March 31, 2001 and the Three Months
                         Ended March 31, 2000 and 2001)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impact of Recently Issued Accounting Standards
----------------------------------------------

In December 1999, the SEC issued Staff Accounting Bulletin 101, Revenue Recognition ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance on disclosure related to revenue recognition policies. The Company believes that it currently complies with SAB 101.

NOTE 3 PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:


                                                     At December 31,          At March 31,
                                                           2000                  2001
                                                     -------------          ------------
         Land                                          $    20,000           $    20,000
         Building and improvements                       1,173,577             1,173,577
         Furniture and equipment                         1,885,838             1,887,474
                                                        ----------            ----------
                                                         3,079,415             3,081,051
         Less:  Accumulated depreciation                (1,258,298)           (1,296,589)
                Valuation reserve                       (1,072,586)           (1,072,586)
                                                        ----------            ----------
         Property and Equipment, Net                   $   748,531           $   711,876
                                                        ==========            ==========

Depreciation and amortization of property and equipment for the years ended December 31, 1999 and 2000 amounted to $348,977 and $173,075, respectively, and $42,768 and $38,291 for the three months ended March 31, 2000 and 2001, respectively.

The EnviroClean(R) System employed at EMSI's facility in Garland, Texas has been shut down since approximately June 1998. Management estimated the costs of required upgrades and retesting to restore the equipment's functionality at approximately $300,000, and recorded a corresponding valuation allowance for this amount in 1997.

During 1999, the Company reevaluated the EnviroClean(R) System and recorded an additional valuation allowance of $236,313. In addition, it recorded a valuation allowance of $536,273 to reflect the diminution of value of its building improvements at the Garland facility. In the interim, EMSI is transporting substantially all medical waste collected at the Garland location to a facility in Galveston for disposal.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Unaudited with respect to March 31, 2001 and the Three Months
                         Ended March 31, 2000 and 2001)

NOTE 4 JOINT VENTURE AGREEMENT

In June 1995, the Company entered into a corporate joint venture, Tratamiento de Desechos Medicos, S.A. de C.V. ("TRADEM"), with Grupo Bufete Industrial, S.A. ("Bufete") and Grupo Camil S.A. de C.V. ("Camil") for the purpose of acquiring EnviroClean(R) Systems and providing medical waste management services in Mexico. The Company's ownership interest in the joint venture is 33%. Summarized information regarding TRADEM's assets, liabilities, and results of operations is not presented since financial statements of the joint venture are not in conformity with U.S. generally accepted accounting principles.

As of January 1, 1999, TRADEM has purchased and taken delivery of five EnviroClean(R) Systems. All five ETOS were sold to TRADEM by the Company. Two of the EnviroClean(R) Systems are located in a medical waste disposal facility in Lerma, Mexico. The other three ETOS are located in a facility located in Iztapalapa, Mexico. In addition to these prior sales, TRADEM has also advanced partial payment to the Company for other prospective purchases of EnviroClean(R) Systems. There were no sales made by the Company to TRADEM and no charges for technical support to TRADEM for the years ended December 31, 2000 and 1999 and for the three months ended March 31, 2001.

TRADEM has experienced significant operating losses during its entire existence primarily due to a change in the governmental policy of Mexico concerning the necessary treatment and disposal of medical waste. As a result, the day-to-day activity of TRADEM was substantially curtailed in 1999. Moreover, none of the joint venture partners have expressed a desire or willingness to provide additional funding to TRADEM. Because of these circumstances and the corresponding uncertainty regarding the future viability of TRADEM, management considers the Company's net realizable value of its investment in the joint venture, and the related net receivable amount, to be impaired. During 1999, the Company wrote-off the remaining net asset amounts to zero, which resulted in a charge to operations of $216,613 in the accompanying 1999 consolidated financial statements.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Unaudited with respect to March 31, 2001 and the Three Months
                         Ended March 31, 2000 and 2001)

NOTE 5 INCOME TAXES

The Company was not required to provide a provision for income taxes for the years ended December 31, 1999 and 2000, as a result of net operating losses incurred during those years.

As of December 31, 2000, the Company had available approximately $13,800,000 of net operating losses ("NOL") for income tax purposes that may be carried forward to offset future taxable income, if any. The NOL carryforwards from December 31, 1995 to 1997 expire during the years 2010 through 2012 and the December 31, 1998, 1999 and 2000 NOL expire in the years 2018, 2019 and 2020, respectively. The Company's ability to utilize its carryforwards may be subject to an annual limitation in future periods pursuant to Section 382 of the Internal Revenue Code, as amended.

At December 31, 2000, the Company has a deferred tax asset of approximately $6,700,000, representing the benefits of its net operating loss and certain expenses not currently deductible for tax purposes. These temporary differences consisted principally of compensation related to the granting of restricted stock and stock options, valuation allowances for an investment in a joint venture and property and equipment, accrued salaries and depreciation and amortization. The Company's deferred tax asset has been fully reserved by a valuation allowance since realization of its benefit is uncertain. The difference between the statutory tax rate of 34% and the Company's effective tax rate (0%) is attributed to non-deductible expenses and an increase in the valuation allowance of approximately $1,390,000 in 1999 and $840,000 in 2000.

NOTE 6 ACCRUED LIABILITIES

Accrued liabilities consist of the following:

                                                   At December 31,         At March 31,
                                                         2000                 2001
                                                   ---------------         ------------
              Salaries                                $  202,431           $  256,784
              Payroll and other taxes                    221,528              235,834
              Interest                                    82,462               94,869
              Incineration expenses                      355,366              306,041
              Insurance                                   43,254                    -
              Litigation provision (Note 11)             360,000              360,000
              Miscellaneous                              136,077               98,109
                                                      ----------           ----------
                                                      $1,401,118           $1,351,637
                                                      ==========           ==========

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Unaudited with respect to March 31, 2001 and the Three Months
                         Ended March 31, 2000 and 2001)

NOTE 7 LONG-TERM OBLIGATIONS

Long-term obligations are comprised of the following:

                                                                               At December 31,          At March 31,
                                                                                     2000                  2001
                                                                              ---------------          ------------
Notes payable to stockholder (see Note 14)                                           $116,667              $116,667
Bank note - EMSI facility                                                             304,419               300,331
Bank note - EMSI EnviroClean(R) System and facility                                   153,653               144,691
Installment notes - equipment                                                         112,654               107,627
Capital lease obligations                                                              25,912                18,735
IMCO - deferred engineering - design costs (see Note 14)                              100,000               100,000
                                                                                   ----------            ----------
Total indebtedness to banks, financial institutions and IMCO                          813,305               758,051
Less: Current maturities                                                               80,637                76,050
                                                                                   ----------            ----------
    Total Long-Term Obligations                                                      $732,668              $712,001
                                                                                   ==========            ==========

In 1994, the Company entered into manufacturing and marketing agreements with IMCO in a joint effort to build the EnviroClean(R) System prototype and further develop and improve the technology and commercial applications of ETOS.

Significant provisions of the agreements included the following:

o IMCO was granted an exclusive license to manufacture the EnviroClean(R) System for MSI customers during the term of the agreement. However, the Company retained sole ownership of the concept, engineering design, and technology, including future changes in the design, concept, or technology of the EnviroClean(R) System.

o The Company agreed to pay IMCO for the cost of a prototype unit and any modifications made to the original prototype up to specified limits. In addition, the Company agreed to pay IMCO for the cost of up to three production test units up to specified limits. At December 31, 2000, costs in connection with the production of these units are classified as a current liability in the accompanying financial statements.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Unaudited with respect to March 31, 2001 and the Three Months
                         Ended March 31, 2000 and 2001)

NOTE 7 LONG-TERM OBLIGATIONS (Continued)

o The Company was to pay IMCO an amount not to exceed $195,000 for preparing design drawings necessary to produce the EnviroClean(R) System prototype and production test units. $120,000 of this amount was to be paid at a rate of $10,000 with the delivery of each of the first twelve production units of the EnviroClean(R) System. At December 31, 2000, $20,000 of the $120,000 is classified as a current liability of the Company in the accompanying financial statements as two production units have been delivered to date. The remaining $100,000 is reflected as a long-term obligation of the Company in the accompanying financial statements.

o The Company was to pay IMCO an additional amount not to exceed $65,000 for preparation of system and detail design drawings necessary to begin manufacture of the EnviroClean(R) System. The Company's obligation with respect to this amount is classified as a current liability in the accompanying financial statements.

o IMCO was granted an exclusive license to market the EnviroClean(R) System to the United States Department of Defense and its subsidiary agencies, and certain foreign governments. Under an amendment in 1998 to the marketing agreement, the Company will receive a royalty of $125,000 for each EnviroClean(R) System sold by IMCO.

In connection with the building of the prototype and the production test units, the Company is also contingently liable for certain excess overhead charges incurred by IMCO that will be repaid from future, if any, royalties accruing to the Company (see Notes 11 and 14).

On July 31, 2000, the Company exchanged a $1,000,000 note payable to a stockholder for 1,850,000 shares of the Company's common stock (see Note 9). In connection with this exchange, a new note payable for $116,667 was issued for the interest that had accrued until the date of the conversion. The note, due July 31, 2002, bears interest at 10% and is collateralized by certain future royalties, if any, from the sale of EnviroClean(R) System and the related patented technology. The new note and accrued interest thereon are convertible into common stock, at the option of the holder, based on the rate of $1.50 per share (see Note 14).

In July 1996, the Company borrowed $367,500 from a bank. The note is secured by a first lien on EMSI's facility in Garland, Texas, and bears interest at a variable rate based on the national prime rate, plus 0.5% as published by the Wall Street Journal. The note is payable in minimum monthly installments of principal and interest totaling $3,910, and matures in July 2011. The Company's president and chief executive officer has guaranteed this debt.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Unaudited with respect to March 31, 2001 and the Three Months
                         Ended March 31, 2000 and 2001)

NOTE 7 LONG-TERM OBLIGATIONS (Continued)

In July 1999, the Company borrowed $200,000 from a bank primarily for working capital purposes. The note is secured by a second lien on the EMSI facility in Garland, and a first lien on the EnviroClean(R) System utilized at that facility. The note bears interest at 10% and is payable in monthly installments of principal and interest totalling $4,315 through July 2004. The Company's president and chief executive officer has guaranteed this debt.

The Company has occasionally been in default on both the July 1996 and July 1999 bank notes due to delinquent payments and certain other matters. However, to date, the banks have not exercised their rights of recourse, or sought other remedies against the Company, as a result of such noncompliance. Management does not believe payment in full will be demanded by the banks as a consequence of the Company's instances of default, and feels that reclassification of the outstanding note balances to current liabilities is not necessary to keep the accompanying financial statements from being misleading.

The Company is obligated under various installment notes payable for the purchase of equipment. The notes, which bear interest at rates ranging from 8.15 to 12.15%, are due at various dates through January 2006 and are payable in monthly installments of approximately $2,250 consisting of principal and interest. The notes are collateralized by the equipment acquired.

The Company has various capital lease obligations with financial institutions. The obligations have aggregate monthly payments of approximately $2,500 with final payments due in February 2001.

Aggregate maturities of long-term indebtedness subsequent to December 31, 2000 are as follows:

              Year Ended December 31,                        Amount
              -----------------------                      ----------
                       2001                                  $ 80,637
                       2002                                   200,331
                       2003                                    88,305
                       2004                                    74,228
                       2005                                    50,305
                    Thereafter                                319,499
                                                           ----------
                                                             $813,305
                                                           ==========

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Unaudited with respect to March 31, 2001 and the Three Months
                         Ended March 31, 2000 and 2001)

NOTE 8 CONVERTIBLE DEBENTURES

Series I Debentures
-------------------

In 1994 and 1995, the Company issued a total of $1,100,000 of 15% Convertible Redeemable Subordinated Debentures ("Series I Debentures") for the primary purpose of funding the initial R&D activities relating to the EnviroClean System. The terms of the Series I Debentures specified a final maturity date of March 31, 1999, with provisions for conversion of the debentures, at the holder's option, into the Company's common stock at varying conversion rates through maturity. The Series I Debentures also allowed the Company to redeem the debentures any time prior to maturity at a price of 105% of the debenture face value. Interest on the Series I Debentures is scheduled to be paid semiannually on April 1 and October 1 of each year.

The outstanding principal balance of the Series I Debentures at January l, 1999 was $125,000. Due to cash constraints, the Company was not able to redeem this balance at the stated maturity date of March 31, 1999. In addition, the Company is delinquent in its payment of interest on the outstanding debentures. However, the Company is still allowing the holders to convert Series I Debentures into MSI common stock at a conversion rate of $1.50 per share. During 2000 and 1999, noteholders converted $35,000 and $40,000 of principal, respectively, and $14,448 and $15,929 of unpaid interest, respectively, into the Company's common stock. Accrued interest payable on the debentures as of December 31, 2000 and March 31, 2001 totalled $34,808 and $36,682, respectively. The principal balance at December 31, 2000 and March 31, 2001 was $50,000.

Series II Debentures
--------------------

In October 1998, the Company issued 10% Convertible Redeemable Debentures ("Series II Debentures") primarily for working capital purposes. The terms of the Series II Debentures specify a maturity date of November l, 1999, and contain a provision for conversion of the debentures, at the holder's option, into the Company's common stock at a rate of $3 per share. The Company may also redeem the debentures at a price of 110% of the debenture face value prior to November l, 1999, and at a price of 100% of face value thereafter. Interest on the Series II Debentures is scheduled to be paid semiannually on May 1 and November 1 of each year.

A total of $160,000 of Series II Debentures was issued in the year ended December 31, 1998. An additional $106,125 in Series II Debentures was issued during the 1999, for a total outstanding balance of $266,125.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Unaudited with respect to March 31, 2001 and the Three Months
                         Ended March 31, 2000 and 2001)

NOTE 8 CONVERTIBLE DEBENTURES (Continued)

Series II Debentures (Continued)
--------------------

In July 1999, $10,000 in Series II Debentures, plus accrued interest, was exchanged for 3,560 shares of the Company's common stock. Because of cash constraints, the Company was not able to redeem the remaining $256,125 of Series II Debentures at the stated maturity date of November l, 1999. As an inducement for additional holders to convert Series II Debentures into common stock, the Company decreased the conversion rate on October 11, 1999 from $3 per share to $1.75 per share. During 1999, $245,990 of Series II Debentures, plus accrued interest, were exchanged for 153,581 shares of the Company's common stock at the new conversion rate. The Company has recorded a debt conversion expense of $95,988 with respect to the additional shares that were issued to induce the noteholders to convert. Accrued interest payable on the debentures as of December 31, 2000 and March 31, 2001 totalled $1,929 and $2,182, respectively. The principal balance at December 31, 2000 and March 31, 2001 was $10,135.

NOTE 9 STOCKHOLDERS' DEFICIENCY

On November 12, 1999, the Company's stockholders approved the increase in authorized common and preferred shares to 100,000,000 and 5,000,000, respectively. Also on that date, the stockholders approved a reverse stock split (the "Reverse Split"), in which each share of common stock then issued and outstanding or held in treasury would be reclassified and exchanged into one-half (2) of a share of new common stock, thereby reducing the number of issued and outstanding shares of the Company by 50%. Although the stockholders approved the Reverse Split, the Board of Directors has not yet implemented the Reverse Split.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Unaudited with respect to March 31, 2001 and the Three Months
                         Ended March 31, 2000 and 2001)

NOTE 9 STOCKHOLDERS' DEFICIENCY (Continued)

Series I Preferred Stock
------------------------

In 1996, the Company issued Series I Cumulative Redeemable Preferred Stock ("Series I Preferred Stock"), par value $.001, as an offer to holders of Series I Debentures (see Note 8) to receive shares of the Series I Preferred Stock in exchange for the debenture principal and accrued unpaid interest. The Company, at its option, may convert the Series I Preferred Stock into MSI common stock based on a rate of four shares of common for each share of Series I Preferred Stock. The Series I Preferred Stock issued to debenture holders is also convertible into the Company's common stock, at the option of the holder, based on the same rate of four shares of common for each share of Series I Preferred Stock. The Series I Preferred Stock carries a cumulative dividend rate of 8%, which is payable annually on June 1.

The Series I Preferred Stock can be redeemed by MSI at a redemption price of $7 per share, plus accumulated unpaid dividends. The Series I Preferred Stock has a liquidation preference of $6 per share, plus accumulated unpaid dividends. In addition, the Company has the option of making the 8% annual dividend payment in additional shares of Series I Preferred Stock, in lieu of cash, based on a value of $6 per share for the Series I Preferred Stock, or in common stock, based on a value of $1.50 per share. The Company has also issued shares of Series I Preferred Stock or common stock, at the same values ($6 per share for Series I Preferred Stock and $1.50 per share for common), in lieu of making cash payments for accrued interest on debentures. Cumulative unpaid dividends on Series I Preferred Stock at December 31, 2000 and March 31, 2001 was $1,936 and $2,197, respectively.

Series II Preferred Stock
-------------------------

In 1999, the Company issued Series II Cumulative Redeemable Preferred Stock ("Series II Preferred Stock"), par value $.001 and stated value $3, strictly for working capital purposes. The Series II Preferred Stock is convertible into MSI common stock, based on a rate of one share of common for each share of Series II Preferred Stock, at the shareholders' option prior to January 31, 2000, or at the Company's option at any time. The Series II Preferred Stock carries a cumulative dividend rate of 10%, which is payable annually on December 31.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Unaudited with respect to March 31, 2001 and the Three Months
                         Ended March 31, 2000 and 2001)

NOTE 9 STOCKHOLDERS' DEFICIENCY (Continued)

The Series II Preferred Stock can be redeemed by MSI at a redemption price of $3 per share, plus accumulated unpaid dividends. Series II Preferred Stock also has a liquidation preference of $3 per share, plus accumulated unpaid dividends, and is senior in priority as to both dividends and liquidation with respect to the Series I Preferred Stock, the Company's common stock, and the preferred stock of EMSI discussed below. Until the first anniversary after issuance, the Company has the option of paying all cumulative dividends through issuance of additional shares of Series II Preferred Stock in lieu of cash. After the first anniversary of issuance, the 10% dividends must be paid in cash only. Accumulated unpaid dividends on Series II Preferred Stock at December 31, 2000 and March 31, 2001 was $948 and $1,048, respectively.

As an inducement for shareholders to convert Series II Preferred Stock into common stock, the Company decreased the conversion rate on October 11, 1999 from $3 per share to $1.75 per share. During 1999, $15,375 (5,125 shares) of Series II Preferred Stock was exchanged for 5,125 shares of the Company's common stock at the original conversion rate. Also, during 1999, $116,889 (38,964 shares) of Series II Preferred Stock was exchanged for 66,794 shares of the Company's common stock at the new conversion rate.

EMSI Preferred Stock
--------------------

EMSI, the subsidiary company of MSI, has also issued Series I Convertible Redeemable Preferred Stock ("EMSI Series I Preferred Stock"), par value $.001 and stated value $7. EMSI Series I Preferred Stock is convertible into common stock of EMSI at a rate of one share of common stock for each share of the EMSI Series I Preferred Stock if converted on or before May 31, 1997, or at a rate of eight shares of common stock for ten shares of EMSI Series I Preferred Stock if converted during the period from June 1, 1997 through May 31, 1998. After that date, the EMSI Series I Preferred Stock may not be converted without the approval of the Company's Board of Directors. EMSI Series I Preferred Stock has a liquidation preference, with respect to EMSI, of $7 per share, and may be redeemed at various prices at the Company's option.

Dividends on EMSI Series I Preferred Stock are payable as declared by the Company's Board of Directors. No dividends have been declared to date.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Unaudited with respect to March 31, 2001 and the Three Months
                         Ended March 31, 2000 and 2001)

NOTE 9 STOCKHOLDERS' DEFICIENCY (Continued)

Stocks Grants and Options
-------------------------

The Company's Board of Directors has approved grants of common stock and options to purchase common stock to key executives and employees. The Company has also granted stock and options to a stockholder of the Company in connection with various loans made by the stockholder to the Company. The option grants are for periods of two to five years. Certain options may not be exercised for a period of two years after the grant date.

The Board of Directors has approved an employees' stock bonus for the year ended December 31, 2000 in the amount of $250,000 and is reflected as compensation expense in the accompanying 2000 financial statements. The shares will be issued to employees in 2001. No options were granted to employees during the years ended December 31, 2000 and 1999 and the three months ended March 31, 2001. Accordingly, no compensation expense was recognized during those years/period with respect to stock options.

A summary of activity involving options on the Company's common stock follows:

                                                             O P T I O N    P R I C E
                           ------------------------------------------------------------------------------------------
                             $0.025       $0.375       $0.75        $1.00        $1.80        $3.00          Total
                           ---------    ---------    ---------    ---------    ---------    ---------     -----------
Outstanding:
 January 1, 1999             200,000      600,000       75,000      158,000      135,000       26,250       1,194,250

Exercised during
  1999                      (200,000)    (600,000)     (50,000)    (158,000)    (135,000)           -      (1,143,000)
Forfeited during
  1999                             -            -            -            -            -      (26,250)        (26,250)
                           ---------    ---------    ---------    ---------    ---------    ---------     -----------
Outstanding:
 December 31, 1999
  and 2000 and
  March 31, 2001                   -            -       25,000            -            -            -          25,000
                           =========    =========    =========    =========    =========    =========     ===========

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Unaudited with respect to March 31, 2001 and the Three Months
                         Ended March 31, 2000 and 2001)

NOTE 9 STOCKHOLDERS' DEFICIENCY (Continued)

Stock, Grants and Options (Continued)
-------------------------

At January 1, 1999, the Company was obligated on a note payable to a stockholder of MSI in the amount of $1,000,000, plus accrued interest at a rate of 10%. At May 31, 1999, the original maturity date of this note, the stockholder agreed to extend the maturity date to May 31, 2001 and exchanged accrued interest payable of $122,914 and advances from the shareholder of $12,086 to exercise stock options that had been previously granted to the shareholder on 135,000 shares of the Company's common stock at a price that was modified from $1.80 to $1.00 per share. On the same date, the stockholder also received 125,000 shares of the Company's common stock as an inducement to execute the note extension and acquired 31,457 shares in exchange for advances from the stockholder of $62,914. In connection with these transactions, additional compensation expense of $233,000 was reflected in the 1999 financial statements as financing charges.

On July 31, 2000, the stockholder exchanged the $1,000,000 note payable for 1,850,000 shares of the Company's common stock. In addition, the stockholder purchased an additional 50,000 shares of common stock at $1.00 per common share, the estimated fair value at that date. As a result of the note payable exchange at a favorable rate to the stockholder, the Company recorded an extraordinary loss from extinguishment of debt at July 31, 2000 of $850,000, as shown in the accompanying financial statements. Further, on July 31, 2000, the stockholder exchanged the then accrued interest on the $1,000,000 note payable for a new note payable of $116,667 bearing interest at a stated rate of 10% due July 31, 2002. The new note is secured by certain future royalties, if any, from the sale of EnviroClean(R) ES-500 Systems and the related patent technology (see Note 14).

In August 1999, the Board of Directors authorized the Company to exchange an advance payable from MSI of $65,000, accrued unpaid compensation totalling $29,750 and acknowledged certain personal guarantees of approximately $700,000 for the exercise by certain officers and directors of outstanding stock options on 1,008,000 shares of the Company's common stock. In connection therewith, additional compensation expense of $330,750 was recognized. In addition, options on 26,250 shares of common stock at an option price of $3 per share were forfeited. Following these events, options for 25,000 shares at a price of $0.75 remain outstanding.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Unaudited with respect to March 31, 2001 and the Three Months
                         Ended March 31, 2000 and 2001)

NOTE 9 STOCKHOLDERS' DEFICIENCY (Continued)

Earnings Per Share
------------------

Securities that could potentially dilute basic earnings per share ("EPS") in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the periods presented consist of the following:

                                                        At December 31,          At March 31,
                                                             2000                  2001
                                                        ---------------          ------------
Options to purchase common stock                               25,000                25,000
Convertible debentures and unpaid interest                     63,100                64,800
Convertible preferred stock and unpaid dividends               12,300                12,500
Note payable to stockholder and accrued interest               81,000                83,000
Shares issuable to employees under stock bonus                250,000               250,000
                                                              -------               -------
        Total                                                 431,400               435,300
                                                              =======               =======


NOTE 10 WASTE MANAGEMENT FACILITY AGREEMENT

In April 1996, EMSI acquired certain assets and assumed certain liabilities of BMI Services, Inc. ("BMI"), a medical waste transportation and management company. As part of this acquisition, BMI's contract to operate a 36 ton-per-day medical waste incineration facility at UTMB in Galveston, Texas, and to provide medical waste incineration services to UTMB, was assigned to EMSI. The original contract was for an initial term of five years that ended in December 2000, but is renewable for a second five-year term (see below). The contract requires EMSI to pay UTMB a monthly fixed facility usage fee of $15,000 on one medical waste incinerator; an additional usage fee of $750 per day on an additional incinerator, as needed; a monthly variable fee based on the volume of medical waste processed at the facility; and utility charges for the facility. EMSI is also responsible for repairs and maintenance costs of the facility up to an annual limit of $90,000. In return, EMSI receives medical waste management fees from UTMB based on the quantity of waste processed. Such fees are determined using a progressive rate schedule, which is adjustable quarterly depending on the actual waste volume processed during the preceding quarter. Of the total purchase price of BMI, $650,000 was estimated as the fair value of the UTMB waste management facility rights and is being amortized over five years. Such rights were fully amortized at December 31, 2000.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Unaudited with respect to March 31, 2001 and the Three Months
                         Ended March 31, 2000 and 2001)

NOTE 10 WASTE MANAGEMENT FACILITY AGREEMENT (Continued)

The Company has renegotiated with UTMB, but not signed an amendment, to extend the UTMB contract until December 8, 2005. The amendment would require the Company to pay the following estimated amounts each month during the contract years:

                                   Fixed Facility
                                    Maintenance                 Capital                  Variable
         Contract Years             And Use Fee               Renewal Fee               Usage Fee
         --------------             -----------             ---------------             ---------
                                                                                      (Based on waste
                                                                                        incinerated)
   Six                                  $17,500                $10,833               $.005 per lb.
   Seven                                $18,500                $22,292               $.005 per lb.
   Eight                                $19,500                $19,514               $.005 per lb.
   Nine                                 $20,500                $23,681               $.005 per lb.
   Ten                                  $21,500                $23,681               $.005 per lb.

The Company would be required to pay all utility costs but would be allowed a monthly credit for the value of steam produced by the incinerator plant. The contract is cancellable by either party with a one year written notice.

NOTE 11 COMMITMENTS AND CONTINGENCIES

Proposed Financing
------------------

On October 31, 2000, MSI entered into a financing agreement with Lilly Beter Capital Group, Ltd. ("LBCG"), whereby LBCG agreed to assist MSI in raising up to $5,000,000 of equity financing and provide services to MSI with respect to the raising of a minimum of $15,000,000 and a maximum of $20,000,000 of tradeable low-grade, high-yield, 10-year bonds. Pursuant to the terms of the financing agreement, MSI is required to provide the costs and expenses associated with both the equity and debt offerings, not to exceed $850,000. In November 2000, $250,000 was paid to LBCG, which is reported as deferred offering costs in the accompanying December 31, 2000 balance sheet. During the three months ended March 31, 2001, an additional $25,000 was paid to LBCG, which is included in deferred offering costs totalling $275,000 in the accompanying March 31, 2001 balance sheet. Subsequently, another $25,000 was paid to LBCG. LBCG's obligations under the proposed financing are conditioned upon various factors and requirements, including the acquisition of a company acceptable to LBCG. In the event the proposed offering of the Company's securities is not consummated, the deferred offering costs will be expensed.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Unaudited with respect to March 31, 2001 and the Three Months
                         Ended March 31, 2000 and 2001)

NOTE 11 COMMITMENTS AND CONTINGENCIES (Continued)

Risks and Concentrations
------------------------

MSI and EMSI operate exclusively in one industry. MSI has the right to manufacture (through its exclusive contract with IMCO) a low-emissions, thermal oxidation system designed for medical and other special waste streams. MSI's only significant customer to date is an affiliated entity located in Mexico (TRADEM). Development of customers and markets by MSI in other countries will be influenced, in part, on the adoption and/or enforcement of emissions standards for which the EnviroClean(R) System was designed. Political changes or currency fluctuations in Mexico and other countries, as well as changes in the other factors above, could adversely affect the Company.

EMSI provides waste management services to medical waste generators in North and South Texas. EMSI's operation at Galveston is highly dependent upon utilization of UTMB's waste incineration facility (see Note 10). EMSI uses this facility to service UTMB in addition to several other customers in the area. Substantially all of the waste processed by the Company is done at the Galveston facility. In the event that UTMB cancelled the waste management facility agreement with EMSI and a suitable alternate facility could not be located, there would be a significant detrimental impact on the operations of EMSI.

Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily cash and cash equivalents and trade accounts receivable.

With respect to trade receivables, ongoing credit evaluations of customers' financial condition are performed and generally, no collateral is required. The Company maintains a reserve for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations.

At December 31, 2000, one customer accounted for approximately 35% of the accounts receivable balance. For the year ended December 31, 2000, the same one customer accounted for approximately 34% of net revenues. For the year ended December 31, 1999, the same one customer accounted for approximately 26% of net revenues.

At March 31, 2001, the one customer referred to above accounted for approximately 21% of the accounts receivable balance. For the three months ended March 31, 2001, the same one customer accounted for approximately 24% of net revenues. For the three months ended March 31, 2000, the same one customer accounted for approximately 41% of net revenues.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Unaudited with respect to March 31, 2001 and the Three Months
                         Ended March 31, 2000 and 2001)

NOTE 11 COMMITMENTS AND CONTINGENCIES (Continued)

Deferred Overhead Costs
-----------------------

In connection with the design and construction of the EnviroClean(R) prototype, the Company's contract manufacturer (IMCO) incurred costs, including internal overhead costs, in excess of amounts anticipated at the outset of the project. Under a supplemental agreement between MSI and IMCO, the Company agreed that IMCO could recover 50% of the excess overhead charges that were incurred in connection with changes and modifications made during the research and development period. Such costs are to be recovered by IMCO through deductions from royalties accruing to the Company as a result of future EnviroClean(R) Systems sales made by IMCO (see Notes 7 and 14). IMCO's unrecovered overhead costs as of December 31, 2000 are approximately $400,000.

Lease Obligations
-----------------

The Company has a non-cancelable operating lease covering its corporate office in Dallas, Texas that expires on October 31, 2001. At December 31, 2000, future minimum lease obligations remaining on this lease in 2001 total $100,850.

Rent expense and sub-rental income for the years ended December 31, 1999 and 2000, and for the three months ended March 31, 2000 and 2001, were as follows:

                                                          For the Years Ended           For the Three Months
                                                               December 31,                Ended March 31,
                                                       -------------------------      ------------------------
                                                          1999            2000           2000           2001
                                                       ---------       ---------      ---------      ---------
      Rent expense                                     $ 149,900       $ 142,942        $35,565        $34,582
      Less: Sub-rental income                            (12,700)        (70,383)       (10,000)       (19,375)
                                                       ---------       ---------      ---------      ---------
                                                       $ 137,200       $  72,559        $25,565        $15,207
                                                       =========       =========      =========      =========

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Unaudited with respect to March 31, 2001 and the Three Months
                         Ended March 31, 2000 and 2001)

NOTE 11 COMMITMENTS AND CONTINGENCIES (Continued)

Internal Revenue Service
------------------------

The Company was delinquent in paying its payroll taxes for the third and fourth quarters of 2000 and the first quarter of 2001. The total amount of the delinquency at December 31, 2000 and March 31, 2001 was approximately $150,000 and $164,000, respectively, including estimated penalties and interest. The Company has contacted the Internal Revenue Service (IRS) about establishing a repayment plan with the IRS.

Environmental Matters
---------------------

The Company operates within the medical waste management industry, which is subject to various federal, state and local laws and regulations. Management is not aware of any significant contingent liabilities relative to these activities.

During the year ended December 31, 2000, the Company incurred $103,292 in connection with clean-up costs of a stack discharge and a caustic spill at the UTMB facility.

Litigation
----------

The Company is a named defendant, along with several officers of the Company, named individually, in a lawsuit filed in Bumcombe County, Superior Court North Carolina. The lawsuit claims that the Company and several of its officers violated the North Carolina Securities Act and committed fraud and misrepresentations in the sale of certain MSI stock to the named plaintiffs therein and seeks compensatory damages in the amount of approximately $285,000 and $30,000 in punitive damages, plus costs and attorneys' fees. The Company and its officers have answered the complaint and have denied all of plaintiffs' allegations and has maintained that the stock sales complained of in the lawsuit were private sales transactions between private parties as the Company believes it had no involvement in such sales and received no direct or indirect benefits from such sales. A default judgement was rendered against all defendants in November 1999 as a result of lawyers not filing answers in a timely manner. The ruling was appealed to the North

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Unaudited with respect to March 31, 2001 and the Three Months
                         Ended March 31, 2000 and 2001)

NOTE 11 COMMITMENTS AND CONTINGENCIES (Continued)

Litigation (Continued)
----------

Carolina Supreme Court and the Company posted a surety bond in the amount of $354,708. On June 8, 2001, the North Carolina Supreme Court denied the Company's petition for discretionary review of the decision of the North Carolina Court of Appeals. The total liability due under the judgment amounts to $398,810, including interest, since November 1999. The Company provided a $360,000 loss related to this judgment in the 1999 consolidated statement of operations. In addition, interest expense of $28,000 and $7,000 has been accrued in the consolidated statements of operations for the year ended December 31, 2000 and for the three months ended March 31, 2001, respectively. The balance of the judgment, consisting of additional interest, will be recorded during the three months ended June 30, 2001.

The Company is a named defendant in a lawsuit filed in Travis County, Texas by the State of Texas. The lawsuit claims that the Company breached a contract awarded under the Texas Smart Jobs Program and violated its promises and obligations by failing to meet the requirements of the contract and seeks compensatory damages in the amount of $439,631, plus costs and attorneys' fees. The Company has answered and has denied all of the plaintiff's allegations and is currently in negotiations with the State to settle the matter. While the Company cannot predict the outcome of any settlement, an accrual of $60,000 is reflected in the accompanying December 31, 2000 and March 31, 2001 balance sheets.

The Company is also subject to various matters of litigation during its normal course of operations. Management believes that the eventual outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

NOTE 12 RELATED PARTY TRANSACTIONS

The Company incurs certain general and administrative expenses jointly with other related parties of the Company. Such costs are allocated amongst MSI and the other entities based on the specific entity incurring the expense, square footage utilization on shared facilities, estimated utilization of other relevant products and services, or the human resources dedicated to each respective entity.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Unaudited with respect to March 31, 2001 and the Three Months
                         Ended March 31, 2000 and 2001)

NOTE 12 RELATED PARTY TRANSACTIONS (Continued)

MSI has certain payable balances with stockholders and officers of the Company. An affiliated entity, Preston Harris Interests (PHI) has assisted the Company with general and administrative support and provided office space and general and administrative support to the Company's placement agent, Cambridge Financial Corporation ("Cambridge"), now a defunct corporation. In connection with such activities, MSI has paid PHI $8,000 during the year ended December 31, 2000, and $2,000 during the three months ended March 31, 2001. No payments were made during the year ended December 31, 1999 or the three months ended March 31, 2000. The Company has also paid Cambridge approximately $15,100 and $68,100 during the years ended December 31, 2000 and 1999, respectively, and $15,100 during the three months ended March 31, 2000. No payments were made during the three months ended March 31, 2001.

Related party payables at December 31, 2000 and March 31, 2001 to stockholders and officers amounted to $388,470 and $442,533, respectively.

Related party expenses included in the accompanying statements of operations for the years ended December 31, 2000 and 1999 are as follows:

                                                              Years Ended                Three Months Ended
                                                              December 31,                   March 31,
                                                       -------------------------      ------------------------
                                                         1999            2000           2000            2001
                                                       ---------       ---------      ---------      ---------
     Interest expense                                  $ 156,843         $63,194        $25,000        $ 2,917
     Financing charges (Note 9)                          233,000               -              -              -
                                                       ---------       ---------      ---------      ---------
                                                       $ 389,843         $63,194        $25,000        $ 2,917
                                                       =========       =========      =========      =========

Other debt and equity transactions with related parties are disclosed in Notes 7 and 9, respectively.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Unaudited with respect to March 31, 2001 and the Three Months
                         Ended March 31, 2000 and 2001)

NOTE 13 GOING CONCERN

As indicated by the accompanying financial statements, the Company incurred consolidated net losses of $3,511,771 and $2,473,923 for the years ended December 31, 1999 and 2000, respectively. Additionally, the Company presently shows significant deficits in both working capital and stockholders' equity at December 31, 2000. Furthermore, as noted previously, the Company has not made sales of the EnviroClean(R) System to customers other than affiliated entities during its existence. These factors, raise substantial doubt about the Company's ability to continue as a going concern.

Historically, cash flow deficits have been funded by stockholders of the Company. However, the stockholders are under no specific funding obligation. As a means of providing working capital and funding for a proposed offering (see
Note 11), management has offered on a private placement basis up to $1,250,000. There is no assurance that this funding effort, or the proposed financing discussed in Note 11, will occur or be successful.

The accompanying consolidated financial statements have been prepared assuming that the Company will be able to continue as a going concern. Accordingly, the financial statements do not include any adjustments relative to the recoverability and classification of assets, or the amounts and classification of liabilities that might be necessary in the event the Company is unable to continue operations.

NOTE 14  SUBSEQUENT EVENTS (UNAUDITED)

Business Disruption
-------------------

During the months of January through May 2001, the waste incineration facility utilized by EMSI in Galveston, Texas was not functioning. The Company was required to discontinue incineration operations while appropriate repairs were being made. As noted previously, the Company does not own the incineration facility at Galveston. The owner, UTMB, restored proper functionality of the incinerator as of May 31, 2001. In the intervening period, EMSI made arrangements for waste disposal with alternative vendors in order to continue operations. Management has incurred additional costs of approximately $200,000 during the interim period resulting from this situation.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Unaudited with respect to March 31, 2001 and the Three Months
                         Ended March 31, 2000 and 2001)

NOTE 14 SUBSEQUENT EVENTS (UNAUDITED) (Continued)

Manufacturing and Marketing Agreement
-------------------------------------

On June 15, 2001, the Company entered into a memorandum of agreement ("MOA") with IMCO, whereby certain terms of the Company's 1994 manufacturing and marketing agreement with IMCO (see Note 7) were changed. Under the terms of the MOA, the royalty rate on each EnviroClean(R) System sold by IMCO to the Kingdom of Saudi Arabia during the six-month period commencing June 15, 2001 accrues at a rate of $25,000 per unit. However, as to any sales made to the Kingdom of Saudi Arabia, any royalty amounts earned will be applied first to unrecovered overhead costs, which totalled approximately $400,000 at December 31, 2000 and March 31, 2001 (see Note 11), any royalties earned in excess of unrecovered overhead costs will be waived up to an additional $500,000, and any balance will be paid to MSI.

In addition, under the terms of the MOA, the Company and IMCO agreed to convert approximately $600,000 of indebtedness to IMCO into common stock of the Company at the rate of $1.25 per share. At December 31, 2000 and March 31, 2001, the indebtedness was reported on the balance sheet as accounts payable to IMCO in the amount of $495,085 and in other long-term obligations in the amount of $100,000.

Accrued Liabilities and Advances from Shareholder
-------------------------------------------------

On May 31, 2001, the Board of Directors authorized three officers and shareholders who have accrued salaries and loans totaling $320,754 at March 31, 2001 to convert, at their option, their indebtedness from the Company into shares of common stock at the rate of $0.75 per share. Since the conversion rate is less than the market value for the common stock, the Company will attribute a value to the beneficial conversion feature of approximately $107,000 during the second quarter of 2001.

Notes Payable - Stockholder
---------------------------

On May 7, 2000, the Company reached an agreement with a stockholder, who has a note payable from the Company of $116,667, to change the conversion rate into the Company's common stock from $1.50 per share to $1.25 per share. The note and accrued interest thereon is convertible at the option of the holder. The Company will record a debt conversion expense of approximately $21,000 during the second quarter of 2001.

                               MEDSOLUTIONS, INC.
               (FORMERLY KNOWN AS ENVIROCLEAN INTERNATIONAL, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Unaudited with respect to March 31, 2001 and the Three Months
                         Ended March 31, 2000 and 2001)

NOTE 14 SUBSEQUENT EVENTS (UNAUDITED) (Continued)

Employment Agreements
---------------------

On May 1, 2001, the Company's Board of Directors approved, in principal, effective January 1, 2001, an employment agreement with its Chief Executive Officer and President. The agreement has not yet been reduced to a written contract and is subject to approval by LBCG. The material terms of the agreement include: (i) a five-year term; (ii) a minimum compensation of $180,000 yearly, with a yearly cost of living increase of 6%, or an amount equal to the highest paid employee as a result of any acquisition; (iii) that such employee will remain Chief Executive Officer and President; (iv) that a severance package will include the compensation of any remaining term of the agreement; and (v) an annual bonus based upon a formula considering earnings before interest, taxes, depreciation and amortization ("EBITDA") to be developed by LBCG.

On May 1, 2001, the Company's Board of Directors approved, in principal, effective January 1, 2001, an employment agreement with its Chief Financial Officer. The agreement has not yet been reduced to a written contract and is subject to approval by LBCG. The material terms of the agreement include: (i) a five-year term; (ii) a minimum compensation of $96,000 yearly with a yearly cost of living increase of 6% or an amount equal to the highest paid financial employee as a result of any acquisition; (iii) that such employee will remain the Chief Financial Officer; (iv) that a severance package will include the compensation of any remaining term of the agreement; and (v) an annual bonus based upon EBITDA formula to be developed by LBCG.

Proposed Purchase of Equipment
------------------------------

During April of 2001, the Company made a refundable deposit of $5,000 to Sterile Technologies Industries, Inc. ("STI") in order to purchase one of its Chem-Clav System Sterilization Systems (the "Chem-Clav System") at a cost of approximately $450,000. The Chem-Clav System employs an environmentally safe process, which renders waste sterile, unrecognizable and unusable.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

3.1 Articles of Incorporation of the Company, filed with the Secretary of Sate of the State of Texas on November 12, 1993*

3.2 Articles of Amendment to the Articles of Incorporation of the Company, filed with the Secretary of State of the State of Texas on January 10, 1994*

3.3 Articles of Amendment to the Articles of Incorporation of the Company, filed with the Secretary of State of the State of Texas on January 31, 1996*

3.4 Articles of Amendment to the Articles of Incorporation of the Company, filed with the Secretary of State of the State of Texas on November 12, 1996*

3.5 Articles of Amendment to the Articles of Incorporation of the Company, filed with the Secretary of State of the State of Texas on December 23, 1999*

3.6 Articles of Amendment to the Articles of Incorporation of the Company, filed with the Secretary of State of the State of Texas on June 27, 2001*

3.7               Bylaws, as amended, of the Company*

4.1               Form of Lock-Up Agreement*

4.2               Form of Subscription Agreement*

10.1              Firm Commitment Agreement, dated October 31, 2000, between
                  Lilly Beter Capital Group, Ltd. and the Company*

10.2              Loan Conversion and Common Stock Agreement between Mark
                  Altenau and the Company, dated July 31, 2000*

10.3 Contract Services Agreement effective May 28, 1995, as amended, between the Company and The University of Texas
                  Medical Branch at Galveston*

10.4              Memorandum of Agreement, dated June 15, 2001, between the
                  Company and Intercontinental Manufacturing Company*

-------------------
*Filed herewith

                                       III-1

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    MEDSOLUTIONS, INC.

Dated July 13, 2001                 By: /S/ MATTHEW H. FLEEGER
                                       _______________________________

                                    Matthew H. Fleeger, President and
                                    Chief Executive Officer


                                       III-2